Exhibit 99.3
FINANCIAL RESULTS
Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank (the “Bank”) is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2009 using the framework found in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2009 the Bank’s internal control over financial reporting is effective.
The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal controls over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.
Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2009 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 2 to 3 of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
President and	Group Head Finance and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
December 2, 2009

INDEPENDENT AUDITORS’ REPORTS TO SHAREHOLDERS

Report on Financial Statements
We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows (collectively the “Consolidated Financial Statements”) for the years ended October 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended October 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.
As explained in Note 1 to the Consolidated Financial Statements, effective November 1, 2008, the Bank adopted amendments to Canadian Institute of Chartered Accountants (“CICA”) handbook section 3855 “Financial Instruments - Recognition and Measurement” related to impairment of financial assets. In addition, the Bank adopted amendments to CICA handbook section 3855 “Financial Instruments - Recognition and Measurement” effective August 1, 2008, which permitted reclassification of certain securities out of held for trading and available-for-sale categories under specified circumstances.
We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as at October 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 2, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 2, 2009

INDEPENDENT AUDITORS’ REPORTS TO SHAREHOLDERS

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
We have audited the effectiveness of The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2009, 2008 and 2007 of The Toronto-Dominion Bank and our report dated December 2, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 2, 2009

Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars)	2009	2008
ASSETS
Cash and due from banks	$2,414	$2,517
Interest-bearing deposits with banks	19,103	15,429
	21,517	17,946
Securities (Note 2)
Trading (Note 4)	54,320	59,497
Available-for-sale (Note 1a))	84,841	75,121
Held-to-maturity (Note 1a))	9,662	9,507
	148,823	144,125
Securities purchased under reverse repurchase agreements (Note 2)	32,948	42,425
Loans (Note 3)
Residential mortgages	65,665	57,596
Consumer instalment and other personal	94,357	79,610
Credit card	8,152	7,387
Business and government (Note 4)	76,176	76,567
Debt securities classified as loans (Note 1a))	11,146	-
	255,496	221,160
Allowance for loan losses (Note 3)	(2,368)	(1,536)
Loans, net of allowance for loan losses	253,128	219,624
Other
Customers’ liability under acceptances (Note 3)	9,946	11,040
Investment in TD Ameritrade (Note 7)	5,465	5,159
Derivatives (Note 8)	49,445	83,548
Goodwill (Note 9)	15,015	14,842
Other intangibles (Note 9)	2,546	3,141
Land, buildings and equipment (Note 10)	4,078	3,833
Other assets (Note 11)	14,308	17,531
	100,803	139,094
Total assets	$557,219	$563,214
LIABILITIES
Deposits (Note 12)
Personal	$223,228	$192,234
Banks	5,480	9,680
Business and government	126,907	129,086
Trading	35,419	44,694
	391,034	375,694
Other
Acceptances (Note 3)	9,946	11,040
Obligations related to securities sold short	17,641	18,518
Obligations related to securities sold under repurchase agreements (Note 2)	16,472	18,654
Derivatives (Note 8)	48,152	74,473
Other liabilities (Note 13)	19,867	17,721
	112,078	140,406
Subordinated notes and debentures (Note 14)	12,383	12,436
Liability for preferred shares (Note 15)	550	550
Liability for capital trust securities (Note 16)	895	894
Non-controlling interests in subsidiaries (Note 17)	1,559	1,560
Contingent liabilities, commitments and guarantees (Note 32)

SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2009 - 858.8 and 2008 - 810.1) (Note 18)	15,357	13,241
Preferred shares (millions of shares issued and outstanding: 2009 - 135.8 and 2008 - 75.0) (Note 18)	3,395	1,875
Contributed surplus	321	350
Retained earnings	18,632	17,857
Accumulated other comprehensive income (loss) (Note 20)	1,015	(1,649)
	38,720	31,674
Total liabilities and shareholders’ equity	$557,219	$563,214
 Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
 The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark	William E. Bennett
President and	Chair, Audit Committee
Chief Executive Officer

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars, except as noted)	2009	2008	2007
Interest income
Loans	$13,691	$13,501	$12,729
Securities
Dividends	868	987	928
Interest	3,886	4,467	3,838
Deposits with banks	442	629	357
	18,887	19,584	17,852
Interest expense
Deposits	5,818	8,481	8,247
Subordinated notes and debentures	671	654	484
Preferred shares and capital trust securities (Notes 15, 16)	94	94	109
Other	978	1,823	2,088
	7,561	11,052	10,928
Net interest income	11,326	8,532	6,924
Non-interest income
Investment and securities services	2,212	2,245	2,400
Credit fees	622	459	420
Net securities gains (losses) (Note 2)	(437)	331	326
Trading income (loss) (Note 21)	685	(794)	591
Service charges	1,507	1,237	1,019
Loan securitizations (Note 5)	468	231	397
Card services	733	589	451
Insurance, net of claims (Note 22)	913	927	1,005
Trust fees	141	140	133
Other income (loss) (Note 23)	(310)	772	615
	6,534	6,137	7,357
Total revenue	17,860	14,669	14,281
Provision for credit losses (Note 3)	2,480	1,063	645
Non-interest expenses
Salaries and employee benefits (Note 25)	5,839	4,984	4,606
Occupancy, including depreciation	1,213	935	736
Equipment, including depreciation	897	683	614
Amortization of other intangibles (Note 9)	653	577	499
Restructuring costs (Note 26)	36	48	67
Marketing and business development	566	491	445
Brokerage-related fees	274	252	233
Professional and advisory services	740	569	488
Communications	239	210	193
Other (Note 27)	1,754	753	1,094
	12,211	9,502	8,975
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	3,169	4,104	4,661
Provision for income taxes (Note 28)	241	537	853
Non-controlling interests in subsidiaries, net of income taxes	111	43	95
Equity in net income of an associated company, net of income taxes (Note 7)	303	309	284
Net income	3,120	3,833	3,997
Preferred dividends	167	59	20
Net income available to common shareholders	$2,953	$3,774	$3,977
Average number of common shares outstanding (millions) (Note 29)
Basic	847.1	769.6	718.6
Diluted	850.1	775.7	725.5
Earnings per share (Canadian dollars) (Note 29)
Basic	$3.49	$4.90	$5.53
Diluted	3.47	4.87	5.48
Dividends per share (Canadian dollars)	2.44	2.36	2.11
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended October 31
(millions of Canadian dollars)	2009	2008	2007
Common shares (Note 18)
Balance at beginning of year	$13,241	$6,577	$6,334
Proceeds from shares issued on exercise of stock options	247	255	173
Shares issued as a result of dividend reinvestment plan	451	274	85
Proceeds from issuance of new shares	1,381	-	-
Repurchase of common shares	-	-	(45)
Shares issued on acquisition of Commerce (Note 7)	-	6,147	-
Impact of shares sold (acquired) for trading purposes1	37	(12)	30
Balance at end of year	15,357	13,241	6,577
Preferred shares (Note 18)
Balance at beginning of year	1,875	425	425
Shares issued	1,520	1,450	-
Balance at end of year	3,395	1,875	425
Contributed surplus
Balance at beginning of year	350	119	66
Stock options (Note 24)	(29)	(32)	1
Conversion of TD Banknorth stock options on privatization (Note 24)	-	-	52
Conversion of Commerce stock options on acquisition (Note 24)	-	263	-
Balance at end of year	321	350	119
Retained earnings
Balance at beginning of year, as previously reported	17,857	15,954	13,805
Transition adjustment on adoption of financial instruments amendments (Note 1a))	(59)	-	-
Net income due to reporting-period alignment of U.S. entities (Note 1)	4	-	-
Net income	3,120	3,833	3,997
Common dividends	(2,075)	(1,851)	(1,517)
Preferred dividends	(167)	(59)	(20)
Premium paid on repurchase of common shares	-	-	(311)
Share issue expenses	(48)	(20)	-
Balance at end of year	18,632	17,857	15,954
Accumulated other comprehensive income (loss) (Note 20)
Balance at beginning of year, as previously reported	(1,649)	(1,671)	(492)
Transition adjustment on adoption of financial instruments amendments (Note 1a))	563	-	-
Other comprehensive income due to reporting-period alignment of U.S. entities (Note 1)	329	-	-
Other comprehensive income (loss) for the period	1,772	22	(1,179)
Balance at end of year	1,015	(1,649)	(1,671)
Retained earnings and accumulated other comprehensive income	19,647	16,208	14,283
Total shareholders’ equity	$38,720	$31,674	$21,404
1     Sold or purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2009	2008	2007
Net income	$3,120	$ 3,833	$3,997
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	1,129	(1,725)	135
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	257	(53)	(53)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities3,4	(72)	440	(1,155)
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	1,702	1,522	(146)
Reclassification to earnings of net losses (gains) on cash flow hedges6	(1,244)	(162)	40
Other comprehensive income (loss) for the year	1,772	22	(1,179)
Comprehensive income for the year	$4,892	$3,855	$2,818
1     Net of income tax provision of $456 million (2008 - income tax recovery $904 million).
2     Net of income tax recovery of $148 million (2008 - income tax provision $22 million).
3     Net of income tax provision of $604 million (2008 - income tax recovery $1,363 million).
4     Includes $1,380 million of after-tax gains arising from hedges of the Bank's investment in foreign operations (2008-after-tax losses of $2,881 million).
5     Net of income tax provision of $828 million (2008 - $669 million).
6     Net of income tax provision of $552 million (2008 - $70 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2009	2008	2007
Cash flows from (used in) operating activities
Net income	$3,120	$ 3,833	$3,997
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	2,480	1,063	645
Restructuring costs (Note 26)	36	48	67
Depreciation (Note 10)	600	438	362
Amortization of other intangibles	653	577	499
Net securities losses (gains)	437	(331)	(326)
Net gain on securitizations (Note 5)	(321)	(41)	(141)
Equity in net income of an associated company	(303)	(309)	(284)
Non-controlling interests	111	43	95
Future income taxes (Note 28)	336	108	(121)
Changes in operating assets and liabilities
Current income taxes payable	1,703	(2,857)	558
Interest receivable and payable (Notes 11, 13)	224	27	(296)
Trading securities	5,043	26,302	(2,167)
Derivative assets	33,880	(44,630)	(10,228)
Derivative liabilities	(26,137)	32,852	12,284
Other	2,781	2,859	(871)
Net cash from operating activities	24,643	19,982	4,073
Cash flows from (used in) financing activities
Change in deposits	14,319	52,030	14,154
Change in securities sold under repurchase agreements	(2,460)	2,080	(2,081)
Change in securities sold short	(877)	(5,677)	(2,918)
Issue of subordinated notes and debentures	-	4,025	4,072
Repayment of subordinated notes and debentures	(20)	(1,079)	(1,399)
Liability for preferred shares and capital trust securities	1	(5)	(345)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(37)	41	(124)
Common shares issued	1,544	201	154
Common shares sold (acquired) for trading purposes	37	(12)	30
Repurchase of common shares	-	-	(45)
Dividends paid	(1,791)	(1,636)	(1,452)
Premium paid on common shares repurchased	-	-	(311)
Net proceeds from issuance of preferred shares	1,497	1,430	-
Net cash from financing activities	12,213	51,398	9,735
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(6,313)	(683)	(5,983)
Activity in available-for-sale and held-to-maturity securities
Purchases	(92,331)	(120,077)	(96,846)
Proceeds from maturities	43,101	29,209	92,880
Proceeds from sales	33,022	63,995	10,372
Net change in loans, net of securitizations	(51,036)	(36,659)	(23,078)
Proceeds from loan securitizations (Note 5)	27,491	10,370	9,937
Net purchases of premise and equipment	(820)	(532)	(322)
Securities purchased under reverse repurchase agreements	10,275	(14,777)	3,313
Acquisitions and dispositions less cash and cash equivalents acquired (Note 7)	-	(1,759)	(4,139)
Net cash used in investing activities	(36,611)	(70,913)	(13,866)
Effect of exchange rate changes on cash and cash equivalents	(159)	260	(171)
Net increase (decrease) in cash and cash equivalents	86	727	(229)
Impact due to reporting-period alignment of U.S. entities (Note 1)	(189)	-	-
Cash and cash equivalents at beginning of year	2,517	1,790	2,019
Cash and cash equivalents at end of year, represented by cash and due from banks	$2,414	$2,517	$1,790
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$8,337	$10,678	$10,947
Amount of income taxes paid (refunded) during the year	(1,198)	1,905	1,099
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).
Certain disclosures are included in the Management’s Discussion and Analysis (MD&A) as permitted by GAAP and are discussed in the Managing Risk section of the 2009 MD&A. These disclosures are shaded in the 2009 MD&A and form an integral part of the 2009 Consolidated Financial Statements. The 2009 Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Note that certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. The Bank uses the purchase method to account for all business acquisitions.
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s specific pro-rata share of assets, liabilities, income, and expenses is consolidated.
Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank’s share of earnings, gains and losses realized on disposition, and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.
For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank’s self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income in shareholders’ equity. The accumulated translation gains or losses are included in other income either on disposal of the investments or upon the reduction in the equity of the investments as a result of capital transactions such as dividend distributions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and amounts due from banks which are issued by investment grade financial institutions.

REVENUE RECOGNITION

Investment and securities services include asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Card services include interchange income from credit and debit cards and annual fees. Fee income, including service charges, is recognized as earned, except for annual fees, which are recognized over a 12-month period.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures. A listing of all the notes is as follows:

Note	Topic	Page
2	Securities	12
3	Loans, Impaired Loans and Allowance for Credit Losses	16
4	Financial Instruments Designated as Trading under the Fair Value Option	19
5	Loan Securitizations	19
6	Variable Interest Entities	21
7	Acquisitions, Dispositions and Other	22
8	Derivative Financial Instruments	24
9	Goodwill and Other Intangibles	33
10	Land, Buildings and Equipment	34
11	Other Assets	34
12	Deposits	34
13	Other Liabilities	35
14	Subordinated Notes and Debentures	35
15	Liability for Preferred Shares	37
16	Capital Trust Securities	37
17	Non-Controlling Interests in Subsidiaries	39
18	Share Capital	39
19	Regulatory Capital	41
20	Accumulated Other Comprehensive Income (loss)	42
21	Trading-Related Income	42
22	Insurance	43
23	Other Non-Interest Income	43
24	Stock-Based Compensation	44
25	Employee Future Benefits	46
26	Restructuring Costs	51
27	Other Non-Interest Expenses	52
28	Income Taxes	52
29	Earnings Per Share	53
30	Fair Value of Financial Instruments	54
31	Interest Rate Risk	59
32	Contingent Liabilities, Commitments, Pledged Assets, Collateral and Guarantees	61
33	Credit Risk	63
34	Segmented Information	66
35	Related-Party Transactions	68
36	Risk Management	69

CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS - AMENDMENTS
a) Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.
In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.

The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

Debt Securities Reclassified to Loans
(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans1
Non-agency collateralized mortgage obligation portfolio	$8,435
Corporate and other debt	277
8,712
Held-to-maturity debt securities reclassified to loans
U.S. Federal, state, and municipal government and agencies debt	69
Other OECD government guaranteed debt	459
Other debt securities	1,424
1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax2	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax3	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$11,464
1     Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.
2     Includes $563 million after tax.
3     Includes $59 million after tax.

In addition, the 2009 Amendments require loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

The following table summarizes the adjustments that were required to adopt the 2009 Amendments.

Impact of Transition Adjustment on Adoption of Financial Instruments Amendments on Prior Quarter Balances (unaudited)
(millions of Canadian dollars, except as noted)							As at
	July 31, 2009			Apr. 30, 2009			Jan. 31, 2009
	Previously reported	Transition adjustment	Amount after transition adjustment	Previously reported	Transition adjustment	Amount after transition adjustment	Previously reported	Transition adjustment	Amount after transition adjustment
SUMMARIZED CONSOLIDATED BALANCE SHEET
ASSETS
Securities
Available-for-sale	$88,914	$(7,599)	$81,315	$96,481	$(8,516)	$87,965	$83,978	$(9,033)	$74,945
Held-to-maturity	12,223	(3,228)	8,995	12,480	(3,268)	9,212	9,529	(2,006)	7,523
	$101,137	$(10,827)	$90,310	$108,961	$(11,784)	$97,177	$93,507	$(11,039)	$82,468
Loans
Debt securities classified as loans	$-	$11,474	$11,474	$-	$13,277	$13,277	$-	$12,885	$12,885
Allowance for loan losses	(1,979)	(279)	(2,258)	(1,916)	(309)	(2,225)	(1,783)	(199)	(1,982)
	$(1,979)	$11,195	$9,216	$(1,916)	$12,968	$11,052	$(1,783)	$12,686	$10,903
Other
Other assets	$14,476	$(137)	$14,339	$16,048	$(438)	$15,610	$17,911	$(610)	$17,301
SHAREHOLDERS’ EQUITY
Retained earnings	$18,383	$(191)	$18,192	$18,039	$(191)	$17,848	$17,986	$(118)	$17,868
Accumulated other comprehensive income	598	423	1,021	2,968	936	3,904	2,173	1,155	3,328

SUMMARIZED CONSOLIDATED STATEMENT OF INCOME							For the three months ended
Interest income
Loans	$2,694	$191	$2,885	$2,749	$299	$3,048	$3,241	$217	$3,458
Securities - Interest	1,096	(191)	905	1,339	(299)	1,040	1,414	(217)	1,197
	$3,790	$-	$3,790	$4,088	$-	$4,088	$4,655	$-	$4,655
Provision for credit losses	$557	$-	$557	$656	$116	$772	$537	$93	$630
Provision for (recovery of) income taxes	209	-	209	35	(43)	(8)	(58)	(34)	(92)
Net income (loss)	912	-	912	618	(73)	545	712	(59)	653
(Canadian dollars) Earnings per share
Basic	$1.01	$-	$1.01	$0.68	$(0.09)	$0.59	$0.82	$(0.07)	$0.75
Diluted	1.01	-	1.01	0.68	(0.09)	0.59	0.82	(0.07)	0.75

b) Assessment of Embedded Derivatives upon Reclassification
In August 2009, the Bank adopted an amendment to CICA Handbook Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment of whether an embedded derivative is required to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring on or after July 1, 2009. The adoption of this amendment did not have a material impact on the financial position, cash flows, or earnings of the Bank.

c) Subsequent Accounting for Impaired Financial Assets
In April 2009, the Bank adopted an amendment to CICA Handbook Section 3855. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized based on the rate of interest used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position, cash flows, or the earnings of the Bank.

d) Reclassification of Financial Assets out of Trading and Available-For-Sale Categories
Effective August 1, 2008, the Bank adopted amendments to CICA Handbook Section 3855 (the 2008 Amendments). The 2008 Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. For the impact of the reclassification, see Note 2.

ALIGNMENT OF REPORTING PERIOD OF U.S. ENTITIES
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2009 have been included with the results of the Bank for the twelve months ended October 31, 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FINANCIAL INSTRUMENTS - DISCLOSURES
In March 2009, the AcSB amended CICA Handbook Section 3862, Financial Instruments – Disclosures, to enhance the disclosure requirements regarding fair value measurements including the relative reliability of the inputs used in those measurements and the liquidity risk of financial instruments. The standard also requires disclosure of a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The amendments are effective for the Bank’s 2009 annual Consolidated Financial Statements and its adoption did not have an impact on the financial position, cash flows, or earnings of the Bank as Section 3862 relates to disclosures.

GOODWILL, INTANGIBLE ASSETS AND FINANCIAL STATEMENT CONCEPTS
Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position, cash flows, or earnings of the Bank.

CREDIT RISK AND FAIR VALUE
Effective November 1, 2008, the Bank adopted the CICA Emerging Issues Committee Abstract (EIC) 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material impact on the financial position, cash flows, or earnings of the Bank.

FUTURE ACCOUNTING AND REPORTING CHANGES

Conversion to International Financial Reporting Standards
The AcSB confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS. The Bank is assessing the impact of IFRS on its consolidated financial statements upon adoption in the first quarter of 2012.

NOTE 2 SECURITIES

SECURITIES

The Bank classifies securities pursuant to the requirements of CICA Handbook Section 3855 as trading (including those designated as trading under the fair value option, described in Note 4), available-for-sale, or held-to-maturity. Debt securities classified as loans are discussed in Note 3.

Trading
Securities purchased with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These securities are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Fair value is determined based on quoted market prices. Where quoted market prices are not readily available, fair value is determined based on quoted market prices for similar securities, other third-party evidence or by using another valuation technique. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Available-for-Sale
Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with changes in fair value recorded in other comprehensive income. Equity securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through the Consolidated Statement of Income whenever it is necessary to reflect other-than-temporary impairment. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis. Both are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Held-to-Maturity
Securities with a fixed maturity date, that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized on an accrual basis using the effective interest rate method and is included in interest income.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.

IMPAIRMENT OF HELD-TO-MATURITY SECURITIES

For held-to-maturity securities, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

RECLASSIFICATION OF CERTAIN DEBT SECURITIES

As described in Note 1, the Bank adopted new accounting standards related to the classification of debt securities in 2009 and 2008.

2009 Amendments
The Bank reclassified certain available-for-sale and held-to-maturity debt securities to loans effective November 1, 2008, at their amortized cost as of that date. For details concerning the assets reclassified, see Note 1a).

2008 Amendments
During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the 2008 Amendments to CICA Handbook Section 3855 and CICA Handbook Section 3862.
On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million.
The fair value of the reclassified debt securities was $5,963 million as at October 31, 2009 (2008 - $7,355 million). During the year ended October 31, 2009, net interest income of $378 million after tax ($110 million after tax for the three months ended October 31, 2008) was recorded relating to the reclassified debt securities. For the year ended October 31, 2009, the increase in fair value of $687 million after tax (three months ended October 31, 2008 - decrease of $561 million after tax) for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income of $687 million after tax in the year ended October 31, 2009 (three months ended October 31, 2008 - decrease of $561 million after tax). In 2007 and the first three quarters of 2008, the Bank recognized the change in the fair value of these debt securities in its trading income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, monitors its market value relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate collateral held and offset the proceeds against the amount owing from the counterparty.
Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements are treated as collateralized borrowing transactions.
Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost and recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Interest earned on reverse repurchase agreements, and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.

Securities Maturity Schedule
(millions of Canadian dollars)	Remaining term to maturity1
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2009 Total	2008 Total
Trading securities2
Government and government-related securities
Canadian government debt
Federal	$4,231	$1,328	$2,419	$878	$1,165	$-	$10,021	$14,288
Provinces	1,166	382	136	408	517	-	2,609	3,534
U.S. Federal, state, municipal governments, and agencies debt	1,413	213	1,075	964	1,425	-	5,090	337
Other OECD government guaranteed debt	1,042	280	317	332	43	-	2,014	1,448
Mortgage-backed securities
Residential	46	200	981	31	31	-	1,289	1,386
	7,898	2,403	4,928	2,613	3,181	-	21,023	20,993
Other debt securities
Canadian issuers	853	455	400	481	332	-	2,521	1,967
Other issuers	4,286	788	1,210	280	246	-	6,810	13,314
	5,139	1,243	1,610	761	578	-	9,331	15,281
Equity securities
Preferred shares	-	-	-	-	-	33	33	66
Common shares	-	-	-	-	-	22,594	22,594	22,631
	-	-	-	-	-	22,627	22,627	22,697
Retained interests	-	22	119	-	-	1,198	1,339	526
Total trading securities	$13,037	$3,668	$6,657	$3,374	$3,759	$23,825	$54,320	$59,497

Available-for-sale securities3
Government and government-related securities
Canadian government debt
Federal	$10,682	$41	$76	$82	$ -	$ -	$10,881	$10,375
Provinces	4	101	143	132	-	-	380	233
U.S. Federal, state, municipal governments, and agencies debt	182	1,351	19	199	4,980	-	6,731	5,158
Other OECD government guaranteed debt	13	4,295	6,508	-	-	-	10,816	22
Mortgage-backed securities
Residential	572	1,940	16,468	165	-	-	19,145	28,791
	11,453	7,728	23,214	578	4,980	-	47,953	44,579
Other debt securities
Asset-backed securities
Other asset-backed securities	16	5,172	3,726	1,441	1,705	-	12,060	8,889
Non-agency collateralized mortgage obligation portfolio	-	-	-	-	-	-	-	8,435
Corporate and other debt	378	11,212	2,725	2,529	106	-	16,950	2,562
	394	16,384	6,451	3,970	1,811	-	29,010	19,886
Debt securities reclassified from trading	734	2,047	922	1,484	776	-	5,963	7,355
Equity securities
Preferred shares	-	-	-	-	-	342	342	444
Common shares	-	-	-	-	-	1,573	1,573	2,857
	-	-	-	-	-	1,915	1,915	3,301
Total available-for-sale securities	$12,581	$26,159	$30,587	$6,032	$7,567	$1,915	$84,841	$75,121
Held-to-maturity securities3
Government and government-related securities
Canadian government debt
Federal	$369	$30	$-	$-	$-	$-	$399	$226
U.S. Federal, state and municipal governments and agencies debt	623	367	368	-	-	-	1,358	1,264
Other OECD government guaranteed debt	1,440	2,438	3,389	-	-	-	7,267	5,132
	2,432	2,835	3,757	-	-	-	9,024	6,622

Securities Maturity Schedule
(millions of Canadian dollars)	Remaining term to maturity1
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2009 Total	2008 Total
Other debt securities
Other issuers	423	128	87	-	-	-	638	2,885
	423	128	87	-	-	-	638	2,885
Total held-to-maturity securities	$2,855	$2,963	$3,844	$-	$-	$-	$9,662	$9,507
Total securities	$28,473	$32,790	$41,088	$9,406	$11,326	$25,740	$148,823	$144,125
1     Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
2     Trading securities include securities designated as trading under the fair value option.
3     As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

Unrealized Securities Gains and Losses
(millions of Canadian dollars)	2009				2008
	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities1
Government and government-related securities
Canadian government debt
Federal	$10,872	$9	$-	$10,881	$10,363	$14	$2	$10,375
Provinces	368	12	-	380	231	3	1	233
U.S. Federal, state, municipal governments, and agencies debt	6,676	102	47	6,731	5,295	12	149	5,158
Other OECD government guaranteed debt	10,712	125	21	10,816	22	-	-	22
Mortgage-backed securities
Residential	19,016	385	256	19,145	29,118	401	728	28,791
	47,644	633	324	47,953	45,029	430	880	44,579
Other debt securities
Asset-backed securities
Other asset-backed securities	12,010	104	54	12,060	9,178	1	290	8,889
Non-agency collateralized mortgage obligation portfolio	-	-	-	-	9,329	11	905	8,435
Corporate and other debt	16,422	532	4	16,950	2,601	1	40	2,562
	28,432	636	58	29,010	21,108	13	1,235	19,886
Debt securities reclassified from trading2	5,787	299	123	5,963	8,219	2,154	3,018	7,355
Equity securities3
Preferred shares	370	49	30	389	452	70	22	500
Common shares	1,509	317	71	1,755	2,791	540	244	3,087
	1,879	366	101	2,144	3,243	610	266	3,587
Total available-for-sale securities	$83,742	$1,934	$606	$85,070	$77,599	$3,207	$ 5,399	$75,407
Held-to-maturity securities1
Government and government-related securities
Canadian government debt
Federal	$399	$-	$-	$399	$226	$-	$-	$226
U.S. Federal, state, municipal governments, and agencies debt	1,358	34	-	1,392	1,264	-	-	1,264
Other OECD government guaranteed debt	7,267	187	1	7,453	5,132	66	13	5,185
Other debt securities
Other issuers	638	15	-	653	2,885	14	12	2,887
	638	15	-	653	2,885	14	12	2,887
Total held-to-maturity securities	$9,662	$236	$1	$9,897	$ 9,507	$ 80	$ 25	$ 9,562
Total securities	$93,404	$2,170	$607	$94,967	$87,106	$3,287	$5,424	$84,969
1	As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).
2
Includes fair value of government and government-insured securities as at October 31, 2009 of $38 million (2008 - $41 million) and other debt securities as at October 31, 2009 of $5,925 million (2008 - $7,314 million).

3
As at October 31, 2009, equity securities in the available-for-sale portfolio with a carrying value of $2,242 million (2008 - $1,504 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,471 million (2008 - $1,790 million) and is included in the table above.

In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive 12 months preceding October 31, 2009, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”. None of these unrealized loss positions are considered to reflect other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)	2009
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
Available-for-sale securities	value	losses	value	losses	value	losses
Government and government-related securities
U.S. Federal, state and municipal governments	$-	$-	$4,199	$47	$4,199	$47
Other OECD government-guaranteed debt	-	-	9,907	21	9,907	21
Mortgage-backed securities
Residential	8,491	216	1,213	40	9,704	256
	8,491	216	15,319	108	23,810	324
Other debt securities
Asset-backed securities
Other asset-backed securities	-	-	8,162	54	8,162	54
Corporate and other debt	-	-	6,250	4	6,250	4
	-	-	14,412	58	14,412	58
Debt securities reclassified from trading	222	42	649	81	871	123
Equity securities
Preferred shares	68	1	206	29	274	30
Common shares	113	16	164	55	277	71
	181	17	370	84	551	101
Total	$8,894	$275	$30,750	$331	$39,644	$606

Net Securities Gains (Losses)
(millions of Canadian dollars)	2009	2008	2007
Net realized gains (losses)
Available-for-sale securities	$(111)	$576	$364
Write-downs
Available-for-sale securities1	(326)	(245)	(38)
Total	$(437)	$331	$326
1       Included in the impairment losses on available-for-sale securities is $88 million for the year ended October 31, 2009, (three months ended October 31, 2008 - nil, 2007 - n/a) which related to debt securities in the reclassified portfolio as described in ‘Reclassification of Certain Debt Securities - 2008 Amendments’ above. These losses were primarily offset by gains on credit protection held which were recorded in other income.

NOTE 3 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are accounted for at amortized cost, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.
Interest income is recorded on an accrual basis using the effective interest rate method. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Using the effective interest rate method, changes in expected cash flows are recognized as an adjustment to the carrying value of the loan with an offset recognized in interest income in the reporting period in which the change occurred. The carrying value is recalculated by computing the present value of estimated future cash flows at the original effective interest rate inherent in the loan.
Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.
The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, loans where a payment is contractually past due for 90 days are generally classified as impaired. A deposit with a bank is considered impaired when a payment is contractually past due for 21 days.
Following impairment, interest income is recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring credit loss. For business and government, personal, and small business loans, interest on impaired loans subsequently received is recorded initially to recover collection costs, principal and any previous write-offs or allowances. Any amounts remaining are then recorded as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.
The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans
(millions of Canadian dollars)	2009	2008	2007
Reduction in net interest income due to impaired loans	$97	$66	$44
Recoveries	(3)	(6)	(5)
	$94	$60	$39

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in other liabilities.
The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. For debt securities classified as loans and large and medium-sized business and government loans, specific allowances are established on an individual loan basis to recognize credit losses. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the original effective interest rate inherent in the loan. For personal and small business loans and credit card loans, specific allowances are calculated using a formula that takes into account recent loss experience.
General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item basis. The loans are grouped according to similar credit risk characteristics and the level of the general allowance for each group depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition, and other relevant indicators. General allowances are computed using credit risk models that consider probability of default (loss frequency), loss given default (loss severity), and exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management’s judgment.
The change in the Bank’s allowance for credit losses for the year ended October 31 is shown in the following table.

Loans, Impaired Loans and Allowance for Credit Losses
(millions of Canadian dollars)
2009	Gross loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Total allowance for loan losses	Net loans
Residential mortgages1	$65,665	$394	$34	$360	$18	$52	$65,613
Consumer instalment and other personal	94,357	274	112	162	378	490	93,867
Credit card	8,152	102	71	31	228	299	7,853
Business and government1	76,176	1,300	296	1,004	909	1,205	74,971
Debt securities classified as loans2	11,146	241	45	196	277	322	10,824
Total	$255,496	$2,311	$558	$1,753	$1,810	$2,368	$253,128

2008
Residential mortgages	$57,596	$264	$22	$242	$11	$33	$57,563
Consumer instalment and other personal	79,610	209	76	133	317	393	79,217
Credit card	7,387	82	44	38	228	272	7,115
Business and government1	76,567	602	210	392	628	838	75,729
Total	$221,160	$1,157	$352	$805	$1,184	$1,536	$219,624

						2009	2008
Average gross impaired loans during the year						$1,799	$903
1       Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.
2     As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

Included in residential mortgages are Canadian government-insured mortgages of $48,359 million as at October 31, 2009 (2008 - $39,938 million). Included in consumer instalment and other personal loans are Canadian government-insured real estate personal loans of $31,899 million as at October 31, 2009 (2008 - $23,187 million).
Foreclosed assets are non-financial assets repossessed, such as real estate properties, which are made available for sale in an orderly manner, with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $247 million as at October 31, 2009 (2008 - $110 million) and a related allowance of $2 million (2008 - $1 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank’s daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

Allowance for Credit Losses
(millions of Canadian dollars)	2009			2008			2007
	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total	Total
Allowance for credit losses at beginning of year, as previously reported	$352	$1,184	$1,536	$203	$1,092	$1,295	$1,317
Impact due to transition adjustment on adoption of financial instruments amendments	-	95	95	-	-	-	-
Impact due to reporting-period alignment of U.S. entities1	22	29	51	-	-	-	-
Acquisitions2	-	-	-	-	-	-	14
Provision for credit losses3	1,614	866	2,480	934	129	1,063	645
Write-offs4	(1,547)	-	(1,547)	(946)	-	(946)	(763)
Recoveries	109	-	109	124	-	124	135
Foreign exchange and other adjustments	8	(93)	(85)	37	(37)	-	(53)
Allowance for credit losses at end of year	$558	$2,081	$2,639	$352	$1,184	$1,536	$1,295
Consisting of:
Allowance for loan losses5	$558	$1,810	$2,368	$352	$1,184	$1,536	$1,295
Allowance for credit losses for off-balance sheet instruments5	-	271	271	-	-	-	-
Allowance for credit losses at end of year	$558	$2,081	$2,639	$352	$1,184	$1,536	$1,295
1     The impact due to the alignment of reporting period of U.S. entities consists of the following: provision for credit losses - $80 million; write-offs - $35 million; recoveries - nil; and other - $6 million.
2     All loans acquired from Commerce were recorded at their fair value on the date of acquisition which takes into consideration the credit quality of the loans. As a result, an allowance for credit losses was not recorded on acquisition.
3     Includes $250 million related to debt securities classified as loans for 2009.
4     For the year ended October 31, 2009, there were no write-offs related to restructured loans (2008 - nil; 2007 - nil).
5     Effective 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior year balances have not been reclassified.

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans are considered to be contractually past due when actual cash flows are less than those cash flows estimated at acquisition. As at October 31, 2009, no debt securities classified as loans are contractually past due but not impaired.
The table below presents loans that are past due but not impaired, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.4 billion as at October 31, 2009 (2008 - $2.6 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the table below.

Loans Past Due but not Impaired
(millions of Canadian dollars)	2009				2008
	1 to 30 days	31 to 60 days	61 to 89 days	Total	1 to 30 days	31 to 60 days	61 to 89 days	Total
Residential mortgages	$861	$387	$67	$1,315	$807	$357	$63	$1,227
Consumer instalment and other personal	3,600	627	163	4,390	3,234	570	131	3,935
Credit card	355	79	49	483	381	75	41	497
Business and government	2,248	517	200	2,965	2,729	256	80	3,065
Total	$7,064	$1,610	$479	$9,153	$7,151	$1,258	$315	$8,724

Collateral
As at October 31, 2009, the fair value of financial collateral held against loans that were past due but not impaired was $45 million (2008 - $23 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.
The carrying value of loans renegotiated during the year ended October 31, 2009, that would otherwise have been impaired, was $18 million (2008 - $11 million).

NOTE 4 FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank on initial recognition. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.
The Bank may designate financial assets and financial liabilities as trading when the designation:
(i)
eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or

(ii)
applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

SECURITIES DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.
Certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income.
The total fair value of these securities was $3,236 million as at October 31, 2009 (2008 - $6,402 million). These securities are recorded in trading securities on the Consolidated Balance Sheet.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain business and government loans held within a trading portfolio are designated as trading under the fair value option if the criteria described above are met. These loans are fair valued using broker quotes where available. Where broker quotes are not available or reliable, fair value is determined using valuation techniques which maximize the use of observable market inputs.
The total fair value of these loans was $210 million as at October 31, 2009 (2008 - $510 million). These loans are recorded in business and government loans on the Consolidated Balance Sheet.
As at October 31, 2009, the maximum credit exposure of loans designated as trading under the fair value option amounted to $210 million (2008 - $510 million). These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. The change in fair value of these loans attributable to changes in credit risk that was recorded for the period was a loss of $16 million (2008 - $(109) million), calculated by determining the changes in credit spread implicit in the fair value of the loans.

INCOME (LOSS) FROM FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

During the year ended October 31, 2009, income (loss) representing net changes in the fair value of financial assets and financial liabilities designated as trading under the fair value option was $256 million (2008 - $(137) million; 2007 - $(55) million). Income (loss) from financial instruments designated as trading under the fair value option is included in other income. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income (loss).

NOTE 5 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.
A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions - credit losses, prepayment rates, forward yield curves and discount rates - commensurate with the risks involved.
Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized. Other retained interests are classified as trading securities and are carried at fair value with the changes in fair value recorded in trading income.
In most cases, the Bank retained the responsibility for servicing the assets securitized. The following table summarizes the Bank’s securitization activity.

Securitization Activity
	2009					2008					2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gross proceeds	$28,624	$3,429	$-	$4	$32,057	$12,070	$5,599	$1,600	$2	$19,271	$19,911
Retained interests recognized	1,100	20	-	-	1,120	305	51	12	-	368	325
Cash flows received on retained interests	519	72	-	2	593	221	90	43	2	356	364

The following table summarizes the impact of securitizations on the Bank’s Consolidated Statement of Income.

Securitization Gain (Loss) and Income on Retained Interests
	2009					2008					2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gain (loss)on sale	$301	$20	$-	$-	$321	$(21)	$50	$12	$-	$41	$141
Income on retained interests1	126	21	-	-	147	96	17	77	-	190	256
Total	$427	$41	$-	$-	$468	$75	$67	$89	$-	$231	$397
1     Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
	2009				2008				2007
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate1	18.8%	5.0%	n/a	5.2%	18.4%	5.9%	43.5%	5.2%	20.0%	6.5%	43.0%	8.7%
Excess spread2	1.4	0.5	n/a	1.0	0.8	1.1	7.1	1.0	0.7	1.1	7.1	1.0
Discount rate	3.2	3.4	n/a	5.8	4.7	5.6	6.1	8.1	6.5	6.2	6.3	10.3
Expected credit losses3	-	-	n/a	0.1	-	-	2.4	0.1	-	-	2.1	0.1
1     Represents monthly payment rate for secured personal and credit card loans and an annual prepayment rate for U.S. loans.
2     The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3     There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During 2009, there were maturities of previously securitized loans and receivables of $4,566 million (2008 - $8,901 million; 2007 - $9,974 million) and the net proceeds from loan securitizations were $27,491 million (2008 - $10,370 million; 2007 - $9,937 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31, 2009. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes
(millions of Canadian dollars, except as noted)	2009				2008
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Fair value of retained interests	$1,216	$121	$-	$2	$442	$80	$-	$4
Discount rate	3.4%	3.0%	-%	5.8%	4.1%	4.2%	-%	8.1%
+10%	$(3)	$-	$-	$-	$(2)	$-	$-	$-
+20%	(7)	(1)	-	-	(4)	(1)	-	-
Prepayment rate	18.8%	4.3%	-%	5.2%	18.4%	5.7%	-%	5.2%
+10%	$(40)	$(8)	$-	$-	$(14)	$(6)	$-	$-
+20%	(78)	(14)	-	-	(27)	(11)	-	-
Expected credit losses	-%	-%	-%	0.1%	-%	-%	-%	0.1%
+10%	$-	$-	$-	$-	$-	$-	$-	$-
+20%	-	-	-	-	-	-	-	-

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed
	2009			2008
(millions of Canadian dollars)	Gross loans	Gross impaired loans	Write-offs, net of recoveries	Gross loans	Gross impaired loans	Write-offs, net of recoveries
Type of loan
Residential mortgages1	$106,562	$394	$13	$81,928	$264	$8
Consumer instalment and other personal	101,319	286	599	87,710	221	384
Credit card	8,152	102	435	7,387	82	300
Business and government and other loans1	76,293	1,300	391	76,715	602	145
Total loans managed	292,326	2,082	1,438	253,740	1,169	837
Less: Loans securitized
Residential mortgages	40,897	-	-	24,332	-	-
Consumer instalment and other personal	6,962	12	-	8,100	12	1
Credit card	-	-	-	-	-	14
Business and government2	117	-	-	148	-	-
Total loans securitized	47,976	12	-	32,580	12	15
Debt securities classified as loans3	11,146	241	-	-	-	-
Impact due to reporting-period alignment of U.S. entities4	n/a	n/a	35	n/a	n/a	n/a
Total loans reported on the Consolidated Balance Sheet	$255,496	$2,311	$1,473	$221,160	$1,157	$822
1     In 2009, multi-unit residential (MUR) mortgages and any related credit losses have been reclassified from residential mortgages to business and government retroactively to 2008.
2     Commercial mortgage loans are included in business and government loans.
3     As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).
4     As explained in Note 1, due to the alignment of reporting period of U.S. entities, the amounts relating to TD Bank, N.A., which includes TD Banknorth and Commerce, have been reflected in retained earnings.

NOTE 6 VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.
The Bank is the primary beneficiary of one significant VIE. This VIE is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. As at October 31, 2009, the VIE had $2.1 billion (2008 - $1.9 billion) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE’s assets to the extent of its entitlement under arrangements with the sellers. The Bank’s maximum potential exposure to loss was $2.1 billion (2008 - $1.9 billion) as at October 31, 2009.
Until March 2009, the Bank was the primary beneficiary of an additional VIE, Lillooet Limited (Lillooet). As discussed further in Note 7, the Bank ceased to be the primary beneficiary of this VIE during the fiscal year.
The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank’s variable interests in these non-consolidated VIEs are discussed as follows.

MULTI-SELLER CONDUITS

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity facilities can be drawn by the conduits if the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits which is classified as trading securities. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees; however, the Bank is not the primary beneficiary.
The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2009 (2008 - $10.7 billion). Further, the Bank has committed to an additional $1.0 billion (2008 - $1.8 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at October 31, 2009, the Bank also provided deal-specific credit enhancement in the amount of $134 million (2008 - $78 million).

SINGLE-SELLER CONDUITS

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet.
As at October 31, 2009, the single-seller conduits had $5.1 billion (2008 - $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2008 - $5.1 billion), of which $1.1 billion (2008 - $1.1 billion) related to personal loans that were government insured. Additionally, the Bank had retained interests of $121 million (2008 - $80 million) relating to excess spread.

OTHER FINANCING TRANSACTIONS

The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2009, the Bank provided approximately $2.0 billion (2008 - $2.1 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P equivalent basis, fully covering its investments in these VIEs (2008 - AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. As at October 31, 2009, these VIEs had assets totalling approximately $10.6 billion (2008 - $10.6 billion). As at October 31, 2009, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and credit default swap (CDS) was approximately $2.0 billion (2008 - $2.1 billion). As at October 31, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $383.6 million (2008 - $960 million). The transactions provide the Bank or the counterparties discretion to exit the transactions on short notice.

NOTE 7 ACQUISITIONS, DISPOSITIONS AND OTHER

a) Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for total consideration of $8,510 million, primarily paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The value of the 83.3 million common shares was determined based on the average market price of the Bank’s common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. The results of Commerce’s operations are included with TD Bank, N.A. and are reported in U.S. Personal and Commercial Banking.

The following table presents the fair values of the assets and liabilities of Commerce as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)
Assets acquired
Cash and cash equivalents	$408
Securities	25,154
Loans	18,171
Intangibles
Core deposit intangibles	1,505
Other identifiable intangibles	9
Land, buildings and equipment	1,917
Future income tax assets	377
Other assets	3,272
50,813
Less: Liabilities assumed
Deposits	47,271
Obligations related to securities sold under repurchase agreements	105
Accrued restructuring costs	127
Other liabilities	1,074
48,577
Fair value of identifiable net assets acquired	2,236
Goodwill	6,274
Total purchase consideration	$8,510

During the year ended October 31, 2009, goodwill decreased by $56 million from $6,330 to $6,274 million, primarily due to the completion of the valuation of the loan portfolio and a corresponding future income tax liability. The purchase price allocation, including the valuation of the assets and liabilities, was completed and finalized on March 31, 2009.
Goodwill arising from the acquisition is not amortized but assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Finite life intangible assets are amortized on an economic life basis over four to 14 years, based on their estimated useful lives.

b) TD AMERITRADE Holding Corporation
On January 24, 2009, the limit in the Bank’s beneficial ownership of TD AMERITRADE Holding Corporation (TD Ameritrade) under the Stockholders Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholders Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess of the 45% limit. The Bank’s ownership in TD Ameritrade fluctuated throughout the year due to continued repurchase activity by TD Ameritrade, the settlement of the amended hedging arrangement with Lillooet, and the issuance of shares by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc. The Bank reports its investment in TD Ameritrade using the equity method of accounting. As at October 31, 2009, the Bank’s reported investment in TD Ameritrade was 45.1% of the issued and outstanding shares of TD Ameritrade.
During the year, TD Ameritrade’s repurchase activity temporarily increased the Bank’s ownership position in TD Ameritrade to 47.5%. The issuance of shares by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc. decreased the Bank’s ownership position in TD Ameritrade from 47.5% to 45.2%. Lillooet was a VIE and the Bank was its primary beneficiary. The Bank had a hedging arrangement with Lillooet which provided the Bank with price protection should the Bank decide to increase its beneficial ownership in TD Ameritrade in 2009. On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet at a hedged cost to the Bank of US$515 million. Upon the settlement of the hedging arrangement, the Bank ceased to be the primary beneficiary of Lillooet and ceased to consolidate Lillooet’s financial statements. The replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the financial position or results of operations of the Bank.

c) TD Banknorth
Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange Financial Services Corporation (Interchange) on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank’s Consolidated Balance Sheet at the date of acquisition: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits, and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange.

Going-private Transaction
On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition was accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet at the date of completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant.

NOTE 8 DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investing strategies.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING

When derivatives are held for non-trading purposes and when the transactions meet the requirements of Section 3865, Hedges, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS

Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.
The gain or loss relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Consolidated Statement of Income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Consolidated Statement of Income.

Cash Flow Hedges
The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.
Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank’s derivative contracts are over-the-counter (OTC) transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives
The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency, they create a foreign currency open position.
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
The Bank uses credit derivatives such as CDS and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives
The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.
The Bank issues certain loan commitments to customers in Canada at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet as derivatives.

Fair Value of Derivative Financial Instruments
(millions of Canadian dollars)	2009					2008
	Average fair value for the year1		Year-end fair value			Year-end fair value
	Positive	Negative	Positive	Negative		Positive	Negative
Derivative financial instruments held or issued for trading purposes
Interest rate contracts
Futures	$3	$15	$2	$-		$1	$18
Forward rate agreements	89	71	78	74		91	77
Swaps	25,992	26,557	17,590	18,166		17,144	17,953
Options written	-	1,104	-	766		1	1,003
Options purchased	1,042	-	652	-		942	-
Total interest rate contracts	27,126	27,747	18,322	19,006		18,179	19,051
Foreign exchange contracts
Forward contracts	11,991	9,545	6,907	5,251		21,518	16,996
Swaps	2,712	936	2,763	801		2,513	876
Cross-currency interest rate swaps	11,066	13,200	7,472	10,627		18,452	18,284
Options written	1	866	-	730		-	1,436
Options purchased	820	-	731	-		1,408	-
Total foreign exchange contracts	26,590	24,547	17,873	17,409		43,891	37,592
Credit derivatives
Credit default swaps - protection purchased	4,913	161	1,102	287		8,658	220
Credit default swaps - protection sold	106	5,334	205	1,305		170	9,047
Other	31	20	9	-		40	14
Total credit derivative contracts	5,050	5,515	1,316	1,592		8,868	9,281
Other contracts
Equity contracts	2,586	2,656	2,159	2,122		3,872	2,523
Commodity contracts	1,333	1,397	984	920		997	1,115
Fair value - trading	$62,685	$61,862	$40,654	$41,049		$75,807	$69,562
Derivative financial instruments held or issued for non-trading purposes
Interest rate contracts
Swaps	$6,793	$4,636	$5,675	$4,508		$3,623	$2,709
Options written	4	5	4	10		-	-
Options purchased	356	-	210	-		273	-
Total interest rate contracts	7,153	4,641	5,889	4,518		3,896	2,709
Foreign exchange contracts
Forward contracts	854	612	123	700		1,166	881
Swaps	8	-	14	-		-	-
Cross-currency interest rate swaps	1,772	924	1,808	1,064		1,382	1,209
Total foreign exchange contracts	2,634	1,536	1,945	1,764		2,548	2,090
Credit derivatives
Credit default swaps - protection purchased	621	72	164	103		928	15
Credit default swaps - protection sold	-	5	-	24		-	6
Total credit derivative contracts	621	77	164	127		928	21
Other contracts
Equity contracts	483	302	793	694	2	369	91
Commodity Contracts	-	1	-	-		-	-
Fair value - non-trading	$10,891	$6,557	$8,791	$7,103		$7,741	$4,911
Total fair value	$73,576	$68,419	$49,445	$48,152		$83,548	$74,473
1     The average fair value of trading derivative financial instruments for the year ended October 31, 2008 was: positive $41,977 million and negative $41,464 million. Averages are calculated on a monthly basis.
2     In 2009, $642 million of embedded derivatives were reclassified from deposits to derivatives.

The following table distinguishes the derivative financial instruments held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivative Financial Instruments
(millions of Canadian dollars)	2009
	Derivative assets			Derivative liabilities
	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships		Total
Derivative financial instruments held or issued for non-trading purposes
Interest rate contracts
Swaps	$2,851	$2,824	$5,675	$795	$3,713		$4,508
Options written	-	4	4	-	10		10
Options purchased	204	6	210	-	-		-
Total interest rate contracts	3,055	2,834	5,889	795	3,723		4,518
Foreign exchange contracts
Forward contracts	119	4	123	695	5		700
Swaps	-	14	14	-	-		-
Cross-currency interest rate swaps	883	925	1,808	590	474		1,064
Total foreign exchange contracts	1,002	943	1,945	1,285	479		1,764
Credit derivatives
Credit default swaps - protection purchased	-	164	164	-	103		103
Credit default swaps - protection sold	-	-	-	-	24		24
Total credit derivatives	-	164	164	-	127		127
Other contracts
Equity contracts	-	793	793	-	694	1	694
Total other contracts	-	793	793	-	694		694
Fair value - non-trading	$4,057	$4,734	$8,791	$2,080	$5,023		$7,103
1       In 2009, $642 million of embedded derivatives were reclassified from deposits to derivatives.

The following tables disclose the impact of derivatives and hedged items, where appropriate, on the Consolidated Statement of Income and on other comprehensive income for the year ended October 31, 2009.

Fair Value Hedges
	2009
(millions of Canadian dollars)	Derivatives1	Hedged item1	Hedge ineffectiveness2,3	Amounts excluded from the assessment of hedge effectiveness2,4
Fair value hedges
Interest rate contracts	$(456)	$440	$16	$(137)
Foreign exchange contracts	(159)	144	15	(20)
Total	$(615)	$584	$31	$(157)
1       Amounts are recorded in net interest income, with the exception of hedge ineffectiveness.
2       Amounts are recorded in other income.
3       Hedge ineffectiveness for the year ended October 31, 2008 on fair value hedges was $9 million.
4     Amounts excluded from the assessment of hedge effectiveness for the year ended October 31, 2008 were not significant.

Cash Flow and Net Investment Hedges
	2009
(millions of Canadian dollars)	Amounts recognized in OCI1 on derivatives	Amounts reclassified from OCI1 into income2	Hedge ineffectiveness3,4	Amounts excluded from the assessment of hedge effectiveness3,5
Cash flow hedges
Interest rate contracts	$2,430	$1,880	$3	$(1)
Foreign exchange contracts6	(794)	43	-	(1)
Other contracts	2	-	-	-
Total	$1,638	$1,923	$3	$(2)
Net investment hedges
Foreign exchange risk	$19	$-	$-	$(17)
1       Other comprehensive income presented in the table above are after-tax amounts.
2       Amounts are recorded in net interest income.
3       Amounts are recorded in other income.
4       Hedge ineffectiveness for the year ended October 31, 2008 on cash flow hedges was $1 million.
5     The effect of this exclusion for the year ended October 31, 2008 was not significant.
6     Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

During the years ended October 31, 2009 and October 31, 2008, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.
 Over the next 12 months, the Bank expects an estimated $999 million as at October 31, 2009 ($787 million as at October 31, 2008) in net gains reported in other comprehensive income to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 30 years. During the year ended October 31, 2009, there were no instances where forecasted transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the year ended October 31, 2009. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships
(millions of Canadian dollars)	2009
Interest rate contracts1	$(518)
Foreign exchange contracts1	(13)
Credit derivatives1	(866)
Equity1	116
Other contracts1	(2)
Total	$(1,283)
1       Amounts are recorded in other income.

Over-the-Counter and Exchange-Traded Derivative Financial Instruments
(billions of Canadian dollars)	2009						2008
Notional principal	Trading			Non-trading	Total		Total
	Over-the-counter	Exchange- traded	Total
Interest rate contracts
Futures	$-	$173.7	$173.7	$-	$173.7		$127.6
Forward rate agreements	111.2	-	111.2	-	111.2		90.6
Swaps	915.5	-	915.5	288.4	1,203.9		1,322.5
Options written	23.1	42.1	65.2	1.1	66.3		57.5
Options purchased	14.4	47.4	61.8	24.7	86.5		83.3
Total interest rate contracts	1,064.2	263.2	1,327.4	314.2	1,641.6		1,681.5
Foreign exchange contracts
Futures	-	14.7	14.7	-	14.7		2.6
Forward contracts	305.3	-	305.3	31.4	336.7		429.7
Swaps	21.1	-	21.1	0.3	21.4		20.8
Cross-currency interest rate swaps	277.7	-	277.7	30.8	308.5		283.5
Options written	36.9	-	36.9	-	36.9		30.8
Options purchased	32.5	-	32.5	-	32.5		26.5
Total foreign exchange contracts	673.5	14.7	688.2	62.5	750.7		793.9
Credit derivatives
Credit default swaps - protection purchased	32.8	-	32.8	8.1	40.9		124.2
Credit default swaps - protection sold	30.9	-	30.9	-	30.9		105.9
Other	-	-	-	-	-		0.2
Total credit derivative contracts	63.7	-	63.7	8.1	71.8		230.3
Other contracts
Equity contracts	34.5	12.7	47.2	16.6	63.8	1	72.1
Commodity contracts	9.0	2.6	11.6	-	11.6		16.8
Total	$1,844.9	$293.2	$2,138.1	$401.4	$2,539.5		$2,794.6
1     In 2009, $7.6 billion of non-trading derivatives were reclassified from deposits to derivatives.

The following table discloses derivative financial instruments based on their contractual terms to maturity.

Derivative Financial Instruments by Term to Maturity
	2009							2008
(billions of Canadian dollars)	Remaining term to maturity
Notional principal	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	Total		Total
Interest rate contracts
Futures	$145.9	$27.6	$0.1	$-	$0.1	$173.7		$127.6
Forward rate agreements	105.0	6.2	-	-	-	111.2		90.6
Swaps	391.3	338.1	261.2	159.9	53.4	1,203.9		1,322.5
Options written	54.8	5.2	1.7	4.1	0.5	66.3		57.5
Options purchased	71.8	6.3	2.1	4.3	2.0	86.5		83.3
Total interest rate contracts	768.8	383.4	265.1	168.3	56.0	1,641.6		1,681.5
Foreign exchange contracts
Futures	6.2	8.5	-	-	-	14.7		2.6
Forward contracts	289.0	34.5	12.9	0.3	-	336.7		429.7
Swaps	3.1	6.3	2.8	6.6	2.6	21.4		20.8
Cross-currency interest rate swaps	58.5	81.9	61.2	85.2	21.7	308.5		283.5
Options written	34.9	1.7	0.2	0.1	-	36.9		30.8
Options purchased	30.3	1.8	0.3	0.1	-	32.5		26.5
Total foreign exchange contracts	422.0	134.7	77.4	92.3	24.3	750.7		793.9
Credit derivatives
Credit default swaps - protection purchased	7.9	13.8	9.3	9.9	-	40.9		124.2
Credit default swaps - protection sold	5.8	10.7	7.0	7.4	-	30.9		105.9
Other	-	-	-	-	-	-		0.2
Total credit derivative contracts	13.7	24.5	16.3	17.3	-	71.8		230.3
Other contracts
Equity contracts	41.2	15.1	7.4	0.1	-	63.8	1	72.1
Commodity contracts	8.5	2.8	0.3	-	-	11.6		16.8
Total	$1,254.2	$560.5	$366.5	$278.0	$80.3	$2,539.5		$2,794.6
1     In 2009, $7.6 billion of non-trading derivatives were reclassified from deposits to derivatives.

DERIVATIVE-RELATED RISKS

Market Risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
     The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.
         Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled “Credit Exposure of Derivative Financial Instruments”.
     Also shown in the table entitled “Credit Exposure of Derivative Financial Instruments”, is the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, and represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments
	2009			2008
(millions of Canadian dollars)	Current replacement cost1	Credit equivalent amount	Risk- weighted amount	Current replacement cost1	Credit equivalent amount	Risk- weighted amount
Interest rate contracts
Forward rate agreements	$78	$109	$15	$91	$104	$15
Swaps	23,283	29,676	11,429	20,727	27,751	10,133
Options purchased	850	986	344	1,198	1,483	711
Total interest rate contracts	24,211	30,771	11,788	22,016	29,338	10,859
Foreign exchange contracts
Forward contracts	6,905	11,890	2,128	22,783	28,998	4,601
Swaps	2,777	3,951	1,048	2,414	3,705	1,262
Cross-currency interest rate swaps	9,281	25,038	8,206	19,835	33,212	8,689
Options purchased	731	1,148	193	1,408	1,799	366
Total foreign exchange contracts	19,694	42,027	11,575	46,440	67,714	14,918
Other contracts
Credit derivatives	1,302	4,511	1,535	8,869	17,741	6,238
Equity contracts	2,499	5,119	1,030	3,725	6,871	928
Commodity contracts	836	1,572	417	835	1,937	599
Total derivative financial instruments	48,542	84,000	26,345	81,885	123,601	33,542
Less: impact of master netting agreements	35,711	52,076	18,127	60,572	79,854	23,269
Total derivative financial instruments after netting	12,831	31,924	8,218	21,313	43,747	10,273
Less: impact of collateral	4,808	5,131	1,492	8,499	9,544	2,115
Net derivative financial instruments	$8,023	$26,793	$6,726	$12,814	$34,203	$8,158
1
Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October  31, 2009 was $903 million (2008 - $1,663 million).

Current Replacement Cost of Derivatives
(millions of Canadian dollars)	Canada1		United States1		Other international1		Total
By sector	2009	2008	2009	2008	2009	2008	2009	2008
Financial	$30,563	$51,835	$128	$512	$9,501	$23,010	$40,192	$75,357
Government	3,600	2,030	-	-	774	340	4,374	2,370
Other	2,810	3,124	717	190	449	844	3,976	4,158
Current replacement cost	$36,973	$56,989	$845	$702	$10,724	$24,194	$48,542	$81,885
Less: impact of master netting agreements and collateral							40,519	69,071
Total							$8,023	$12,814

							2009	2008
By location of risk2					2009	2008	% mix	% mix
Canada					$4,269	$4,310	53.2%	33.6%
United States					1,590	2,868	19.8	22.4
Other international
United Kingdom					191	558	2.4	4.4
Europe - other					1,373	4,197	17.1	32.7
Other					600	881	7.5	6.9
Total other international					2,164	5,636	27.0	44.0
Total current replacement cost					$8,023	$12,814	100.0%	100.0%
1     Based on geographic location of unit responsible for recording revenue.
2     After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit our counterparties to require, upon the occurrence of a certain contingent event, (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2009, the aggregate net liability position of those contracts would require (i) the posting of collateral or other acceptable remedy totalling $20 million in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings and (ii) funding totalling nil following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank’s senior debt ratings.
        Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit our counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit our counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2009 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $6 billion. The Bank has posted $5 billion of collateral for this exposure in the normal course of business. At October 31, 2009, the impact of a one-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $0.5 billion of collateral to that posted in the normal course of business. A two-notch down grade in the Bank’s senior debt ratings would require the Bank to post an additional $1.5 billion of collateral to that posted in the normal course of business.

NOTE 9 GOODWILL AND OTHER INTANGIBLES

GOODWILL
Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2009, 2008, and 2007.

Goodwill by Segment
(millions of Canadian dollars)
2009	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking		Wholesale Banking	Corporate	Total
Carrying value of goodwill at beginning of year	$1,216	$585	$11,948		$146	$947	$14,842
Goodwill arising on acquisitions	-	10	(56	)3	-	-	(46)
Foreign currency translation adjustments and other	-	(4)	223		-	-	219
Carrying value of goodwill at end of year	$1,216	$591	$12,115		$146	$947	$15,015

2008
Carrying value of goodwill at beginning of year	$1,088	$344	$6,340		$146	$-	$7,918
Goodwill arising on acquisition of Commerce	-	-	6,330		-	-	6,330
Transfers during the year1,2	128	242	(1,317)		-	947	-
Sale of subsidiaries and other businesses	-	-	(56)		-	-	(56)
Foreign currency translation adjustments and other	-	(1)	651		-	-	650
Carrying value of goodwill at end of year	$1,216	$585	$11,948		$146	$947	$14,842
1
During 2008, the insurance, credit card and wealth management businesses previously included in the U.S. Personal and Commercial Banking segment were transferred to the Canadian Personal and Commercial Banking and Wealth Management segments to align with how these businesses are now being managed on a North American basis. As a result, goodwill related to these transferred businesses was also transferred.

2
The amount of goodwill recorded in the Consolidated Balance Sheet arising from the acquisition of Commerce is determined by using the average market price of the Bank’s common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. Goodwill recorded in U.S. Personal and Commercial Banking reflects the amount that would have been recorded if the market price of the Bank’s common shares on the date of acquisition was used. The difference is recorded in the Corporate segment.

3	During the year ended October 31, 2009, goodwill related to the Commerce acquisition decreased by $56 million from $6,330 million to $6,274 million, as described in Note 7a).

OTHER INTANGIBLES

The Bank’s other intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Other intangible assets are amortized over their estimated useful life (three to 20 years) proportionate to the expected economic benefit.
All other intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2009, 2008, and 2007.
The following table presents details of the Bank’s other intangible assets as at October 31:

Other Intangibles
	2009			2008
(millions of Canadian dollars)	Carrying value	Accumulated amortization	Net carrying value	Net carrying value
Core deposit intangible assets	$5,310	$(3,346)	$1,964	$2,393
Other intangible assets	5,015	(4,433)	582	748
Total intangible assets1	$10,325	$(7,779)	$2,546	$3,141
1     Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2010 - $572 million; 2011 - $530 million; 2012 - $260 million; 2013 - $227 million; and 2014 - $198 million.

NOTE 10 LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software, and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When land, buildings and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.
The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	3 to 7 years, straight-line
Computer software	3 to 7 years, straight-line
Furniture and fixtures	20%, declining balance
Other equipment	5 to 8 years, straight-line
Leasehold improvements	lesser of lease term plus one renewal or useful life, straight-line

Net Book Value
			2009	2008
(millions of Canadian dollars)	Cost	Accumulated depreciation	Net book value	Net book value
Land	$804	$-	$804	$731
Buildings	1,766	468	1,298	1,091
Computer equipment and software	1,163	661	502	557
Furniture, fixtures and other equipment	1,207	373	834	854
Leasehold improvements	1,181	541	640	600
Total	$6,121	$2,043	$4,078	$3,833

Accumulated depreciation at the end of 2008 was $2,445 million. Depreciation expense for buildings and equipment amounted to $600 million for 2009 (2008 - $438 million; 2007 - $362 million).

NOTE 11 OTHER ASSETS

(millions of Canadian dollars)	2009	2008
Amounts receivable from brokers, dealers and clients	$6,136	$6,302
Accounts receivable, prepaid expenses and other items	4,587	4,352
Prepaid pension expense	1,156	637
Insurance-related assets, excluding investments	1,110	971
Accrued interest	1,081	2,081
Current income taxes receivable	238	1,941
Net future income tax asset	-	1,247
Total	$14,308	$17,531

NOTE 12 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2009 was $98 billion (2008 - $123 billion). Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type
	2009				2008
(millions of Canadian dollars)	Demand	Notice	Term	Total	Total
Personal	$48,742	$96,587	$77,899	$223,228	$192,234
Banks	2,612	814	2,054	5,480	9,680
Business and government	28,442	60,031	38,434	126,907	129,086
Trading	-	-	35,419	35,419	44,694
Total1	$79,796	$157,432	$153,806	$391,034	$375,694

Non-interest-bearing deposits included above
In domestic offices				$6,302	$7,454
In foreign offices				6,194	4,582
Interest-bearing deposits included above
In domestic offices				219,890	211,482
In foreign offices				157,556	151,360
U.S. federal funds deposited				1,092	816
Total1				$391,034	$375,694
1     Included in deposit liabilities on the Consolidated Balance Sheet is $350 million (2008 - $350 million) due to TD Capital Trust ll and $1,750 million (2008 - nil) due to TD Capital Trust lV.

Term Deposits
	2009							2008
(millions of Canadian dollars)	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total
Personal	$15,298	$12,223	$23,601	$8,331	$2,663	$15,783	$77,899	$79,949
Banks	1,798	224	7	-	-	25	2,054	7,298
Business and government	19,843	6,121	6,201	308	93	5,868	38,434	49,635
Trading	34,044	308	167	196	151	553	35,419	44,694
Total	$70,983	$18,876	$29,976	$8,835	$2,907	$22,229	$153,806	$181,576

NOTE 13 OTHER LIABILITIES

(millions of Canadian dollars)	2009	2008
Amounts payable to brokers, dealers and clients	$6,333	$6,577
Accounts payable, accrued expenses and other items	5,214	3,548
Insurance-related liabilities	3,730	3,374
Accrued interest	1,559	2,334
Accrued salaries and employee benefits	1,331	976
Accrued benefit liability	855	837
Cheques and other items in transit	610	75
Net future income tax liability	235	-
Total	$19,867	$17,721

NOTE 14 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.
Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures
(millions of Canadian dollars) Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2009	2008
December 2010 - August 2011	0%	-		$3	$5
June 20111	7.63	-	US$ 203 million	220	218
May 20121	7.00	-	US$ 209 million	226	227
August 2014	10.05	-		150	149
January 2016	4.32	January 2011		997	1,000
October 2016	4.87	October 2011		500	500
November 2017	5.38	November 2012		2,500	2,500
June 2018	5.69	June 2013		900	896
April 2020	5.48	April 2015		874	871
September 20221	4.64	September 2017		270	270
July 2023	5.83	July 2018		650	650
May 2025	9.15	-		199	200
July 20301	11.30	July 2010	US$ 11 million	11	11
October 20301	10.88	October 2010	US$ 24 million	26	26
February 20311	10.20	February 2011	US$ 4 million	4	4
April 20331	6.45	October 2008		-	16
March 20341	3.08	December 2009	US$ 21 million	22	22
June 20351	6.12	September 2010	US$ 10 million	11	11
June 20351	6.08	September 2010	US$ 10 million	11	11
October 2104	4.97	October 2015		796	800
December 2105	4.78	December 2016		2,233	2,249
December 2106	5.76	December 2017		1,780	1,800
				$12,383	$12,436
1     Obligation of a subsidiary.

New Issues and Redemptions
On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.382% until November 1, 2012 and the bankers’ acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank’s option at par on November 1, 2012. The Bank has included the issue as Tier 2B regulatory capital.
On April 2, 2008, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.48% until April 2, 2015 and the bankers’ acceptance rate plus 2.00% thereafter until maturity on April 2, 2020. The notes are redeemable at the Bank’s option at par on April 2, 2015. On July 7, 2008, the Bank issued a $375 million second tranche of its medium term notes maturing April 2, 2020 carrying the same terms and conditions as the original issue. The Bank has included the issues as Tier 2B regulatory capital.
On July 7, 2008, the Bank issued $650 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.828% until July 9, 2018 and the bankers’ acceptance rate plus 2.55% thereafter until maturity on July 9, 2023. The notes are redeemable at the Bank’s option at par on July 9, 2018. The Bank has included the issue as Tier 2B regulatory capital.
On September 5, 2008, the Bank redeemed all its outstanding $1 billion 4.54% subordinated debentures due September 5, 2013 at a redemption price of 100 per cent of the principal amount. The issue qualified as Tier 2B regulatory capital.
In September 2008, a subsidiary of the Bank redeemed US$74 million of junior subordinated debentures. Subsequently, in October 2008, a subsidiary of the Bank redeemed US$16 million of junior subordinated debentures. Of these issues, US$85 million qualified as Tier 2B regulatory capital.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank’s subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)	2009	2008
Within 1 year	$-	$4
Over 1 year to 2 years	222	-
Over 2 years to 3 years	227	219
Over 3 years to 4 years	-	227
Over 4 years to 5 years	150	-
Over 5 years	11,784	11,986
Total	$12,383	$12,436

NOTE 15 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares, convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.
Preferred shares without conversion rights are not classified as liabilities and are presented in Note 18.

Liability for Preferred Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)	2009		2008
	Number of shares	Amount	Number of shares	Amount
Class A Preferred shares
Series M	14.0	$350	14.0	$350
Series N	8.0	200	8.0	200
Total	22.0	$550	22.0	$550

PREFERRED SHARES
None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of OSFI.

Class A First Preferred Shares, Series M
The Series M shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.70% per Series M share. The Series M shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series M shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series M share is convertible by the holder, on or after October 31, 2013, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

Class A First Preferred Shares, Series N
The Series N shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.60% per Series N share. The Series N shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series N shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series N share is convertible by the holder, on or after January 31, 2014, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

NOTE 16 CAPITAL TRUST SECURITIES

Capital Trust Securities - Series 2009 (TD CaTS) were issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS may be automatically exchanged, without the consent of the holders, into one non-cumulative Class A First Preferred Share, Series A1 (Series A1 Share) of the Bank on the occurrence of certain circumstances. The Series A1 Shares are convertible into a variable number of the Bank's common shares at the holder's option. Subsequent to year-end, on November 5, 2009, the Trust announced its intention to redeem all 900,000 outstanding TD CaTS on December 31, 2009 at a redemption price per unit of $1,000 plus any unpaid distribution.
      TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) were issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain circumstances. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it.

        TD Capital Trust III Securities - Series 2008 (TD CaTS III) were issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain circumstances. TD CaTS III are not convertible or redeemable at the holder's option.
         TD Capital Trust IV Notes - Series 1 due June 30, 2108 (TD CaTS IV Notes - Series 1), TD Capital Trust IV Notes - Series 2 due June 30, 2108 (TD CaTS IV Notes - Series 2) and TD Capital Trust IV Notes - Series 3 due June 30, 2108 (TD CaTS IV Notes - Series 3) (collectively, TD CaTS IV Notes) were issued by TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV Note - Series 1 and TD CaTS IV Note - Series 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV Note - Series 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain circumstances. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. Trust IV is a variable interest entity. As the Bank is not the primary beneficiary of Trust IV, the Bank does not consolidate it.
         TD CaTS, TD CaTS II, TD CaTS III and TD CaTS IV Notes all qualify as Tier 1 regulatory capital of the Bank.

Capital Trust Securities
(millions of Canadian dollars, except as noted)				Redemption date	Conversion date
	Thousands of units	Distribution/Interest payment dates	Annual yield	At the option of the issuer	At the option of the holder	2009	2008
Included in liability for capital trust securities on the Consolidated Balance Sheet
Capital Trust Securities - Series 2009	900	June 30, Dec. 31	7.60%	June 30, 20051	June 30, 20102	$895	$894

Included in non-controlling interests in subsidiaries on the Consolidated Balance Sheet
TD Capital Trust III Securities - Series 2008	1,000	June 30, Dec. 31	7.243%	Dec. 31, 20131		$981	$990

Deposit notes issued to Trust II and Trust IV, included in deposits on the Consolidated Balance Sheet3
TD Capital Trust II Securities - Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 20071	At any time4	$350	$350
TD Capital Trust IV Notes - Series 1	550	June 30, Dec. 31	9.523%5	June 30, 20146		550	-
TD Capital Trust IV Notes - Series 2	450	June 30, Dec. 31	10.00%7	June 30, 20146		450	-
TD Capital Trust IV Notes - Series 3	750	June 30, Dec. 31	6.631%8	Dec. 31, 20146		750	-
	2,100					$2,100	$350
1	On the redemption date and on any distribution date thereafter, the Trust may, with OSFI approval redeem TD CaTS, TD CaTS II or TD CaTS III, respectively, in whole, without the consent of the holders.
2
On the conversion date and on any distribution date thereafter, holders may exchange each TD CaTS for one Series A1 Share of the Bank. The Series A1 Shares are convertible into a variable number of the Bank’s common shares at the holder’s option.

3	TD CaTS II and TD CaTS IV Notes are not consolidated by the Bank. The deposit notes issued to Trust II and Trust IV are reported in Deposits. See Note 12.
4
Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. The Series A2 Shares are convertible into a variable number of the Bank’s common shares at the holder’s option.

5
For the period from and including January 26, 2009 to but excluding June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 10.125%.

6
On or after the redemption date, the Trust may, with OSFI approval redeem the TD CaTS IV Notes - Series 1, TD CaTS IV Notes - Series 2 or TD CaTS IV Notes - Series 3, respectively, in whole, without the consent of the holders.

7
For the period from and including January 26, 2009 to but excluding June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 9.735%.

8
For the period from and including September 15, 2009 to but excluding June 30, 2021. Starting on June 30, 2021 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 4.00%.

NOTE 17 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

(millions of Canadian dollars)	2009	2008
REIT preferred stock, Series A	$532	$523
TD Capital Trust III Securities - Series 2008	981	990
Other	46	47
Total non-controlling interests in subsidiaries	$1,559	$1,560

REIT PREFERRED STOCK, SERIES A

On May 17, 2007, a subsidiary of TD Bank, N.A. issued 500,000 non-cumulative REIT preferred stock, Series A for gross cash consideration of US$500 million. The Series A shares pay an annual non-cumulative dividend of 6.378%. The Series A shares are redeemable, in whole or in part, at par on October 15, 2017 and every five years thereafter and qualify as Tier 1 regulatory capital of the Bank.

TD CAPITAL TRUST III SECURITIES - SERIES 2008

On September 17, 2008, a subsidiary of the Bank issued $1 billion of TD CaTS III securities as described in Note 16.

NOTE 18 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.
On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.38 billion. The common shares qualify as Tier 1 capital of the Bank.

Shares Issued and Outstanding
	2009		2008		2007
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance at beginning of year	810.1	$13,241	717.8	$6,577	717.4	$6,334
Proceeds from shares issued on exercise of stock options	4.6	247	4.6	255	3.8	173
Shares issued as a result of dividend reinvestment plan	8.8	451	4.6	274	1.2	85
Proceeds from issuance of new shares	34.9	1,381	-	-	-	-
Repurchase of common shares	-	-	-	-	(5.0)	(45)
Shares issued on acquisition of Commerce	-	-	83.3	6,147	-	-
Impact of shares sold (acquired) for trading purposes1	0.4	37	(0.2)	(12)	0.4	30
Balance at end of year - common shares	858.8	$15,357	810.1	$13,241	717.8	$6,577
Class A Preferred Shares
Series O	17.0	$425	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250	-	-
Series Q	8.0	200	8.0	200	-	-
Series R	10.0	250	10.0	250	-	-
Series S	10.0	250	10.0	250	-	-
Series Y	10.0	250	10.0	250	-	-
Series AA	10.0	250	10.0	250	-	-
Series AC	8.8	220	-	-	-	-
Series AE	12.0	300	-	-	-	-
Series AG	15.0	375	-	-	-	-
Series AI	11.0	275	-	-	-	-
Series AK	14.0	350	-	-	-	-
Balance at end of year - preferred shares	135.8	$3,395	75.0	$1,875	17.0	$425
1     Sold or purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

PREFERRED SHARES

Class A First Preferred Shares, Series O
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and at a declining premium of $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014. The Series O shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016. The Series P shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017. The Series Q shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series R
On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017. The Series R shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series S
On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. The Series S shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series Y
On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. The Series Y shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AA
On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AA shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AE shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AG shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AI
On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AI shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AK
On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AK shares qualify as Tier 1 capital of the Bank.

NORMAL COURSE ISSUER BID

The Bank did not have a normal course issue bid outstanding during fiscal 2008 or 2009.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 8.8 million common shares were issued from the Bank’s treasury with a 1% discount. In 2008, 0.6 million common shares were issued from the Bank’s treasury with no discount and 4.0 million common shares were issued from the Bank’s treasury with a 1% discount under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either the Trust, Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 19 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
The Bank’s objectives include:
•	To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return;
•	To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers; and
•	To achieve the most economically achievable overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.

The Bank’s Total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments (not including insurance subsidiaries) and deductions from securitization investments.
Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, 100% of insurance subsidiaries and deductions from securitization investments.
Effective April 30, 2009 for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the reporting period of TD Bank, N.A., which includes TD Banknorth and Commerce, was aligned with the rest of the Bank. Prior to April 30, 2009 and October 31, 2008, the Bank’s financial statements and regulatory capital, respectively, were calculated incorporating TD Bank, N.A. on a one month lag.
Effective November 1, 2008, substantial investments held prior to January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.
During the year ended October 31, 2009, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. The Bank’s regulatory capital position as at October 31 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	2009	2008
Tier 1 capital	$21,407	$20,679
Tier 1 capital ratio1	11.3%	9.8%
Total capital2	$28,338	$25,348
Total capital ratio3	14.9%	12.0%
Assets-to-capital multiple4	17.1	19.3
1     Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2     Total capital includes Tier 1 and Tier 2 capital.
3     Total capital ratio is calculated as Total capital divided by RWA.
4     The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 20 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations, net of net investment hedging activities, and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.
The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at October 31.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	2009	1	2008
Net unrealized gain (loss) on available-for-sale securities, net of cash flow hedges3	$739		$(1,409)
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities2,4	(1,539)		(1,633)
Net gain on derivatives designated as cash flow hedges	1,815		1,393
Accumulated other comprehensive income (loss) balance as at October 31	$1,015		$(1,649)
1       This includes the impact of reporting-period alignment of U.S. entities, as explained in Note 1, and consists of the following: unrealized gains on available-for-sale securities, net of hedging activities - $199 million; unrealized foreign currency translation gains on investments in subsidiaries, net of hedging activities - $166 million; and losses on derivatives designated as cash flow hedges - $36 million.
2     The Bank consolidated TD Bank, N.A. and reported the investment in TD Ameritrade using the foreign exchange rate as at September 30, 2008 as the results of these operations are included on a one month lag basis. If the October2  31, 2008 foreign exchange rate had been used, there would have been an increase in the accumulated other comprehensive income of $3.347 billion, with a corresponding increase in the Bank’s net assets.
3     Includes impact of a transition adjustment on adoption of the 2009 Amendments to CICA Handbook Section 3855, as explained in Note 1a), of $563 million.
4     Includes impact of a transition adjustment on adoption of the 2009 Amendments to CICA Handbook Section 3855, as explained in Note 1a), of $0.3 million.

NOTE 21 TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, and trading loans, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives and trading loans. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in other income in the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income
(millions of Canadian dollars)	2009	2008	2007
Net interest income (loss)	$1,210	$379	$(55)
Trading income (loss)	685	(794)	591
Loans designated as trading under the fair value option1	47	(165)	(38)
Total trading-related income (loss)	$1,942	$(580)	$498
By product
Interest rate and credit portfolios	$1,292	$(663)	$239
Foreign exchange portfolios	573	481	312
Equity and other portfolios	30	(233)	(15)
Loans designated as trading under the fair value option	47	(165)	(38)
Total trading-related income (loss)	$1,942	$(580)	$498
1     Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 22 INSURANCE

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance and reinsurance.
Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertain to the unexpired term of the policies in force, are recorded in other liabilities. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.
Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the year. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.

Insurance, Net of Claims
(millions of Canadian dollars)	2009	2008	2007
Net earned premiums and fees	$2,802	$2,701	$2,538
Claims and related expenses, net of reinsurance	1,889	1,774	1,533
	$913	$927	$1,005

NOTE 23 OTHER NON-INTEREST INCOME

Non-interest income - other income includes the following:
i)	Non-trading foreign exchange income of $201 million (2008 - $206 million; 2007 - $172 million).
ii)
Gain of $163 million in 2007 relating to restructuring of Visa. As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association.

iii)	Loss of $564 million relating to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio (2008 - $(141) million; 2007 - nil).
iv)	Loss of $196 million relating to the change in fair value of CDS hedging the corporate loan book, net of provision for credit losses (2008 - $(186) million; 2007 - $(46) million).

NOTE 24 STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense was recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 2.3 million of these stock options remain unexercised, as at October 31, 2009.

STOCK OPTION PLAN

a) The Bank
The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a three or four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 5.7 million common shares have been reserved for future issuance (2008 - 9.2 million; 2007 - 11.0 million). The outstanding options expire on various dates to March 3, 2019. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity
(millions of shares, except as noted)	2009	Weighted-average exercise price	2008	Weighted-average exercise price	2007	Weighted-average exercise price
Number outstanding, beginning of year	27.5	$55.37	20.1	$45.02	18.3	$41.18
Conversion of TD Banknorth options to the Bank underlying	-	-	-	-	4.1	57.16
Conversion of Commerce options to the Bank underlying	-	-	10.8	54.63	-	-
Granted	4.0	41.50	2.0	72.67	1.5	67.42
Exercised	(4.6)	39.26	(4.6)	41.31	(3.8)	39.71
Forfeited/cancelled	(1.0)	61.58	(0.8)	64.06	-	54.46
Number outstanding, end of year	25.9	$53.25	27.5	$55.37	20.1	$45.02
Exercisable, end of year	19.6	$53.41	23.0	$53.27	15.0	$40.87

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2009.

Range of Exercise Prices
	Options outstanding			Options exercisable
	Number outstanding (millions of shares)	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable (millions of shares)	Weighted- average exercise price
$15.97 - $32.95	0.6	1.62	$27.21	0.6	$27.21
$33.42 - $44.67	10.2	3.86	39.76	6.4	38.77
$46.42 - $55.90	2.2	2.29	49.29	2.2	49.29
$57.02 - $67.42	8.1	5.06	61.91	7.0	61.46
$68.70 - $77.42	4.8	6.86	72.22	3.4	72.02

Effective fiscal 2008, the fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. Prior to fiscal 2008, the fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model. The effect of the change in methodology was not material. The following assumptions were used: (i) risk-free interest rate of 2.17% (2008 - 3.80%; 2007 - 3.90%); (ii) expected option life of 5.6 years (2008 - 5.5 years; 2007 - 5.2 years); (iii) expected volatility of 23.9% (2008 - 15.9%; 2007 - 19.5%); and (iv) expected dividend yield of 3.0% (2008 - 2.85%; 2007 - 2.92%).
During the year, 4.0 million (2008 - 2.0 million; 2007 - 1.5 million) options were granted with a weighted-average fair value of $7.62 per option (2008 - $10.80 per option; 2007 - $11.46 per option). During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $30 million (2008 - $22 million; 2007 - $20 million) for the stock option awards granted.

b) TD Banknorth
As a result of the TD Banknorth privatization on April 20, 2007, 7.7 million TD Banknorth stock options were converted into 4.1 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options that were vested was $52 million on the conversion date, which was recorded in contributed surplus and was part of the purchase consideration.
TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the conversion date. These were part of the purchase consideration.
As a result of the conversion, there are no longer any TD Banknorth stock options outstanding.

c) Commerce
As a result of the Commerce acquisition on March 31, 2008, all of the Commerce stock options, aggregating to 19.6 million, vested on acquisition and were immediately converted into 10.8 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was $263 million. This was recorded in contributed surplus and was part of the purchase consideration. As a result of the conversion, there are no longer any Commerce stock options outstanding.

OTHER STOCK-BASED COMPENSATION PLANS

a) The Bank
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank’s total shareholder return relative to the average of the North American peer group. The number of such share units outstanding under these plans as at October 31, 2009 is 11 million (2008 - 9 million; 2007 - 8 million).
The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2009,
2.5 million deferred share units were outstanding (2008 - 2.3 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2009, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $235 million (2008 - $191 million; 2007 - $125 million). The compensation expense recognized before the effects of hedges was $309 million (2008 - $77 million; 2007 - $202 million).

b) TD Banknorth
TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank’s common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.
TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank’s common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank’s total shareholder return relative to the average of the other major Canadian banks.
The number of TD Banknorth share units under these plans as at October 31, 2009 was 0.4 million (2008 - 0.5 million; 2007 - 1.6 million). Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $14 million (2008 - $32 million; 2007 - $37 million). The compensation expense recognized before the effects of hedges was $4 million (2008 - $12 million; 2007 - $46 million).
An employee stock purchase plan was available to employees with one year of service. Participation in the employee stock purchase plan ceased on December 31, 2006.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. Prior to March 1, 2007, employees could contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank’s common shares. The Bank matched 50% of the employee contribution amount. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2009, the Bank’s contributions totalled $52 million (2008 - $52 million; 2007 - $49 million) and were expensed as part of salaries and employee benefits incurred. As at October 31, 2009, an aggregate of 8.7 million common shares were held under the Employee Ownership Plan (2008 - 7.4 million; 2007 - 6.5 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 25 EMPLOYEE FUTURE BENEFITS

The Bank’s principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the Plan), are defined benefit plans. The Society was closed to new members on January 30, 2009 and the Plan commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership. Funding for the Bank’s principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees, for which pension benefits are paid by the Bank.
The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care, life insurance and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and maternity leave.
For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefit liability. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank’s actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year’s service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members for the principal pension plans (10 years for the Society and 11 years for the Plan) and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan (8 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the Society, 11 years for the Plan, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.
For the defined contribution plans, annual pension expense is equal to the Bank’s contributions to the plans.

PENSION PLANS

The Bank’s principal pension plans are mainly funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.
The Bank’s contributions to the principal pension plans during 2009 were $626 million. These contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the Plan, respectively. The next valuation dates for funding purposes are as at October 31, 2011 for both of the principal pension plans.
To develop the assumption for the expected long-term return on plan assets for the Bank’s principal pension plans, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the investment policies of the principal pension plans. This resulted in the selection of the assumption for the expected long-term return on plan assets of 6.75% for the Society and 4.25% for the Plan.
The primary objective of the Society and the Plan is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member’s discretion in certain mutual funds.

Investment Policy
Security	Acceptable range
	Society	Plan
Debt	30%-48%	95%-100%
Equity	35%-65%	0%
Alternative investments	0%-15%	0%
Cash equivalents	0%-4%	0%-5%

The investment policy of the Society is a balanced portfolio. Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 20% of the fair value of the bond mandate managed to the Scotia Capital Universe Bond Index may be invested in bonds with a credit rating below BBB. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio. The equity portfolio will generally be fully invested and broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Futures contracts and options can be utilized provided they do not create additional financial leverage. However, the Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year.
The investment policy of the Plan, which commenced on March 1, 2009, is a high-quality, long-term fixed income portfolio. Debt instruments of a non-government entity must not exceed 80% of the total fund. Non-government debt instruments must meet or exceed a credit rating of BBB- (or equivalent) at the time of purchase and during the holding period. In addition, any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 35% of the total fund. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the total fund. Substantially all assets must have readily determinable fair values.
The asset allocation as at July 31 by asset category for the Society (excluding PEA) is as follows:

Asset Allocation
	Society
Security	2009	2008	2007
Debt	33%	33%	35%
Equity	55	57	56
Alternative investments	8	8	7
Cash equivalents	4	2	2
Total	100%	100%	100%

The assets of the Plan were $1 million as at July 31, 2009.
For 2009, the Society’s net assets included funded investments in the Bank and its affiliates which had a fair value of $4 million (2008 - $9 million; 2007 - $8 million).

The following table presents the financial position of the Bank’s principal pension plans. The pension plan assets and obligations are measured as at July 31.

Principal Pension Plans Obligations, Assets and Funded Status
(millions of Canadian dollars)	2009	2008	2007
Accumulated benefit obligation at end of period	$1,988	$1,995	$1,852
Change in projected benefit obligation
Projected benefit obligation at beginning of period	2,201	2,070	1,979
Service cost - benefits earned	66	78	65
Interest cost on projected benefit obligation	143	129	112
Members’ contributions	43	36	33
Benefits paid	(122)	(110)	(103)
Actuarial losses	21	141	-
Change in actuarial assumptions	(182)	(149)	(32)
Plan amendments	-	6	16
Projected benefit obligation at end of period	2,170	2,201	2,070
Change in plan assets
Plan assets at fair value at beginning of period	2,138	2,225	2,015
Actual income on plan assets	73	72	83
Gain (loss) on disposal of investments	(138)	10	131
Members’ contributions	43	36	33
Employer’s contributions	583	83	83
Increase (decrease) in unrealized gains on investments	(130)	(174)	16
Change in foreign currency exchange rate	34	4	(29)
Benefits paid	(122)	(110)	(103)
General and administrative expenses	(8)	(8)	(4)
Plan assets at fair value at end of period	2,473	2,138	2,225
Excess (deficit) of plan assets over projected benefit obligation1	303	(63)	155
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	527	414	190
Unrecognized prior service costs	54	64	68
Employer’s contributions in fourth quarter	72	29	15
Prepaid pension expense	$956	$444	$428
Annual expense
Net pension expense includes the following components:
Service cost - benefits earned	$68	$78	$65
Interest cost on projected benefit obligation	143	129	112
Actual return on plan assets	169	96	(197)
Actuarial gains	(161)	(8)	(32)
Plan amendments	-	6	16
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets2	(300)	(246)	61
Actuarial losses3	185	22	41
Plan amendments4	10	4	(7)
Pension expense	$114	$81	$59
Actuarial assumptions used to determine the annual expense
Weighted-average discount rate for projected benefit obligation5	7.13%	5.68%	5.50%
Weighted-average rate of compensation increase	3.50	3.50	3.50
Weighted-average expected long-term rate of return on plan assets6	6.75	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted-average discount rate for projected benefit obligation	6.90%	6.30%	5.60%
Weighted-average rate of compensation increase	3.50	3.50	3.50
Weighted-average expected long-term rate of return on plan assets6	6.75	6.75	6.75
1     For the Plan, the projected benefit obligation and fair value of assets totalled $13 million and $1 million, respectively.
2     Includes expected long-term return on plan assets of $131 million (2008 – $150 million; 2007 – $136 million) less actual return on plan assets of $(169) million (2008 – $(96) million; 2007 – $197 million).
3     Includes loss recognized in fiscal 2009 of $24 million (2008 – $14 million; 2007 – $9 million) less actuarial gains on projected benefit obligation in the year of $(161) million (2008 – $(8) million; 2007 – $(32) million).
4     Includes amortization of costs for plan amendments in fiscal 2009 of $10 million (2008 – $10 million; 2007 – $9 million) less actual cost of plan amendments in the year of nil (2008 –$6 million; 2007 – $16 million).
5     The Society was re-measured on October 31, 2008 using a 7.4% discount rate (2007 – 5.7%), reflecting the actuarial valuation as at October 31, 2008. The Plan was measured on March 1, 2009, the commencement date of the Plan, using an 8.3% discount rate.
6     Net of fees and expenses for the Society.

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan
As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Society. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.
The following table presents the financial position of the defined benefit portion of the CT Plan. The pension plan assets and obligations are measured as at July 31.

CT Defined Benefit Pension Plan Obligations and Assets
(millions of Canadian dollars)	2009	2008	2007
Projected benefit obligation at end of period	$326	$338	$338
Plan assets at fair value at end of period	330	350	357
Prepaid pension expense	65	70	75
Pension expense	5	3	5

TD Bank, N.A. (which includes TD Banknorth and Commerce) Retirement Plans
TD Banknorth has a non-contributory defined benefit retirement plan covering most permanent employees. Supplemental retirement plans have been adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008 benefit accruals under the retirement and supplemental retirement plans were frozen.
In addition, TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include a core contribution from TD Bank, N.A. for all employees and a transition contribution for certain employees. The additional amount contributed to the plan by TD Bank, N.A. for fiscal 2009 was $31 million.
The following table presents the financial position of the defined benefit portion of TD Banknorth’s pension plan. The retirement plan assets and obligations are measured as at October 31.

TD Banknorth Defined Benefit Retirement Plan Obligations and Assets
(millions of Canadian dollars)	2009	2008	2007
Projected benefit obligation at end of period	$445	$311	$338
Plan assets at fair value at end of period	411	418	460
Prepaid pension expense	135	123	115
Pension expense	(11)	(1)	4

Supplemental Employee Retirement Plans
These plans are supplemental employee retirement plans which are partially funded for eligible employees.
The following table presents the financial position of the Bank’s largest other retirement plans. The retirement plan assets and obligations are measured as at July 31.

Supplemental Retirement Plans Obligations and Assets
(millions of Canadian dollars)	2009	2008	2007
Projected benefit obligation at end of period	$337	$329	$342
Plan assets at fair value at end of period	2	2	-
Accrued benefit liability	306	292	271
Pension expense	32	32	33

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

NON-PENSION POST-RETIREMENT BENEFIT PLANS

In addition to the Bank’s pension plans, the Bank also provides health care, life insurance and dental benefits to retired Canadian-based employees who meet the age and service requirements.

The table below presents the financial position of the Bank’s principal non-pension post-retirement benefit plan. The principal non-pension post-retirement benefit plan obligation is measured as at July 31.

Principal Non-Pension Post-Retirement Benefit Plan Obligations
(millions of Canadian dollars, except as noted)	2009	2008	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$329	$396	$374
Service cost - benefits earned	9	12	11
Interest cost on projected benefit obligation	21	23	21
Plan amendments	10	-	-
Benefits paid	(9)	(9)	(8)
Actuarial gains	(9)	(93)	(2)
Projected benefit obligation at end of period	351	329	396
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	14	23	120
Unamortized past service costs	(32)	(48)	(54)
Employer’s contributions	3	2	3
Accrued benefit liability	$366	$352	$327
Annual expense
Net non-pension post-retirement benefit expense includes the following components:
Service cost - benefits earned	$9	$12	$11
Interest cost on projected benefit obligation	21	23	21
Actuarial gains	(9)	(93)	(2)
Plan amendments	10	-	-
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses1	9	98	8
Plan amendments2	(16)	(6)	(5)
Non-pension post-retirement benefit expense	$24	$34	$33
Actuarial assumptions used to determine the annual expense
Weighted-average discount rate for projected benefit obligation	6.30%	5.60%	5.60%
Weighted-average rate of compensation increase	3.50	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period
Weighted-average discount rate for projected benefit obligation	6.70%	6.30%	5.60%
Weighted-average rate of compensation increase	3.50	3.50	3.50
1    Includes loss recognized in fiscal 2009 of nil (2008 - $5 million; 2007 - $6 million) less actuarial gains on projected benefit obligation in the year of $(9) million (2008 - $(93) million; 2007 - $(2) million).
2    Includes amortization of costs for plan amendments in fiscal 2009 of $(6) million (2008 - $(6) million; 2007 - $(5) million) less actual cost of plan amendments in the year of $10 million (2008 - nil; 2007 - nil).

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.70%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.
For 2009, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is a $6 million increase and a $4 million decrease, respectively, and on the benefit obligation, a $53 million increase and a $43 million decrease, respectively.

CASH FLOWS AND AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plan are as follows:

Plan Contributions
(millions of Canadian dollars)	2009	2008	2007
Principal pension plans	$626	$96	$84
CT defined benefit pension plan	-	(1)	2
TD Banknorth defined benefit retirement plan	-	-	48
Supplemental employee retirement plans	18	11	16
Principal non-pension post-retirement benefit plan	10	9	9
Total	$654	$115	$159

Estimated Contributions
In 2010, the Bank or its subsidiaries expect to contribute $161 million to the principal pension plans, nil to the CT defined benefit pension plan, nil to the TD Banknorth defined benefit retirement plan, $14 million to the Bank’s supplemental employee retirement plans and $14 million to the principal non-pension post-retirement benefit plan. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Estimated Future Benefit Payments
Estimated future benefit payments under the principal pension plans are $123 million for 2010; $124 million for 2011; $125 million for 2012; $127 million for 2013; $129 million for 2014; and $690 million for 2015 to 2019.
Estimated future benefit payments under the principal non-pension post-retirement benefit plan are $14 million for 2010; $15 million for 2011; $16 million for 2012; $17 million for 2013; $19 million for 2014; and $113 million for 2015 to 2019.

The Bank recognized the following amounts in the Consolidated Balance Sheet for the year ended October 31:

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)	2009	2008
Other assets
Principal pension plans	$956	$444
CT defined benefit pension plan	65	70
TD Banknorth defined benefit retirement plan	135	123
Prepaid pension expense	1,156	637
Other liabilities
Principal non-pension post-retirement benefit plan	366	352
Supplemental employee retirement plans	306	292
Other employee future benefits - net	183	193
Accrued benefit liability	855	837
Net amount recognized as at October 31	$301	$(200)

NOTE 26 RESTRUCTURING COSTS

COMMERCE RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives, the Bank incurred $36 million in 2009 (2008 - $48 million) before-tax restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
During 2009, the Bank also incurred integration charges of $393 million (2008 - $63 million) before tax. Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration related travel costs. In the Consolidated Statement of Income, the integration charges are included in non-interest expenses.

TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES

As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA, N.A. (TD Bank USA) during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
During 2007, TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson United Bancorp (Hudson) and Interchange with TD Banknorth. In the Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.
As at October 31, 2009, the total unutilized balance of restructuring costs of $20 million (2008 - $29 million; 2007 - $29 million) shown in the following table is included in other liabilities in the Consolidated Balance Sheet:

Restructuring Costs
	2009					2008	2007
(millions of Canadian dollars)	Human resources	Real estate	Technology	Other	Total	Total	Total
Balance at beginning of year	$21	$5	$1	$2	$29	$29	$27
Restructuring costs arising during the year:
U.S. Personal and Commercial Banking	-	36	-	-	36	48	67
Amount utilized during the year:
Wholesale Banking	5	-	-	-	5	7	10
U.S. Personal and Commercial Banking	16	18	1	2	37	41	55
Foreign exchange and other adjustments	-	(3)	-	-	(3)	-	-
Balance at end of year	$-	$20	$-	$-	$20	$29	$29

NOTE 27 OTHER NON-INTEREST EXPENSES

Other non-interest expenses include the following:
(i)
A special assessment charge of $55 million before tax ($35 million after tax) or US$49 million before tax (US$31 million after tax), was finalized by the Federal Deposit Insurance Corporation (FDIC), in the U.S., on May 22, 2009.

(ii)
A charge for settlement of TD Banknorth shareholder litigation. Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

(iii)
A charge for restructuring and integration of $429 million relating to the acquisition of Commerce (2008 - $111 million; 2007 - nil). Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.

(iv)	A charge for amortization of intangibles of $653 million (2008 - $577 million; 2007 - $499 million).
(v)	A positive adjustment of $477 million resulted from the reversal of a part of the Bank’s reserve related to the Enron litigation in 2008.

NOTE 28 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the 2009 Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	2009	2008	2007
Provision for income taxes - Consolidated Statement of Income
Current income taxes	$(95)	$429	$974
Future income taxes	336	108	(121)
	241	537	853
Provision for income taxes - Statement of Other Comprehensive Income
Current income taxes	688	(1,092)	980
Future income taxes	798	(598)	(78)
	1,486	(1,690)	902
Income taxes - other non-income related items including business combinations and other transition adjustments
Current income taxes	(18)	-	(10)
Future income taxes	348	(463)	442
	330	(463)	432
Total provision for (recovery of) income taxes	$2,057	$(1,616)	$2,187
Current income taxes
Federal	$539	$(529)	$1,120
Provincial	297	(237)	598
Foreign	(261)	103	226
	575	(663)	1,944
Future income taxes
Federal	446	118	(37)
Provincial	238	57	(13)
Foreign	798	(1,128)	293
	1,482	(953)	243
Total provision for (recovery of) income taxes	$2,057	$(1,616)	$2,187

Reconciliation to Statutory Tax Rate
(millions of Canadian dollars, except as noted)	2009		2008		2007
Income taxes at Canadian statutory income tax rate	$1,006	31.8%	$1,342	32.7%	$1,627	34.9%
Increase (decrease) resulting from:
Dividends received	(333)	(10.5)	(345)	(8.4)	(423)	(9.1)
Rate differentials on international operations	(448)	(14.1)	(457)	(11.1)	(336)	(7.2)
Future federal and provincial tax rate changes	-	-	1	-	12	0.3
Other - net	16	0.4	(4)	(0.1)	(27)	(0.6)
Provision for income taxes and effective income tax rate	$241	7.6%	$537	13.1%	$853	18.3%

The net future tax asset (liability) which is reported in other liabilities is composed of:

Net Future Income Tax Asset (Liability)
(millions of Canadian dollars)	2009	2008
Future income tax assets
Allowance for credit losses	$678	$503
Premises and equipment	170	125
Deferred income	-	23
Securities	65	1,321
Goodwill	67	76
Employee benefits	545	431
Loss carry forward	141	580
Other	35	-
Total future income tax assets	1,701	3,059
Valuation allowance	(124)	(80)
Future income tax assets	1,577	2,979
Future income tax liabilities
Intangible assets	(898)	(1,111)
Deferred income	(72)	-
Employee benefits	(323)	(140)
Other	(519)	(481)
Future income tax liabilities	(1,812)	(1,732)
Net future income tax asset (liability)1	$(235)	$1,247
1
 Included in the October 31, 2009 net future income tax liability are future income tax assets/(liabilities) of $(473) million (2008 - $193 million) in Canada, $194 million (2008 - $1,031 million) in the United States and $44 million (2008 - $23 million) in international jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $462 million as at October 31, 2009 (2008 - $473 million).

NOTE 29 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted-average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	2009	2008	2007
Basic earnings per share
Net income available to common shareholders	$2,953	$3,774	$3,977
Average number of common shares outstanding (millions)	847.1	769.6	718.6
Basic earnings per share (Canadian dollars)	$3.49	$4.90	$5.53

Diluted earnings per share
Net income available to common shareholders	$2,953	$3,774	$3,977
Average number of common shares outstanding (millions)	847.1	769.6	718.6
Stock options potentially exercisable as determined under the treasury stock method1 (millions)	3.0	6.1	6.9
Average number of common shares outstanding - diluted (millions)	850.1	775.7	725.5
Diluted earnings per share1 (Canadian dollars)	$3.47	$4.87	$5.48
1    For 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 14,292 thousand with a weighted-average exercise price of $64.44 as the option price was greater than the average market price of the Bank’s common shares. For 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 7,077 thousand with a weighted-average exercise price of $68.94 as the option price was greater than the average market price of the Bank’s common shares. For 2007, the computation of diluted earnings per share excluded weighted-average options outstanding of 0.01 thousand with a weighted-average exercise price of $65.44 as the option price was greater than the average market price of the Bank’s common shares.

NOTE 30 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities and loans held in the trading portfolio, certain securities and loans, as well as loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which includes inputs from observable markets and accordingly give rise to an inception profit which is recognized into income upon initial recognition of the instrument. Inception profit is the difference between the fair value that is based on a valuation technique which includes inputs from observable markets, and the fair value at initial recognition represented by transaction price. When an instrument is measured using a valuation technique that significantly utilizes non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value.
Subsequent to initial recognition, the fair value of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When there is no active market for the instrument, fair values are determined by using valuation techniques which utilize observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs.
A number of factors such as bid-offer spread, credit profile, input parameter, and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value
For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreements are considered to be equal to carrying value.

Securities
The methods used to determine fair value are described in Note 2. The fair value of securities is based on quoted market prices or, where quoted market prices are not readily available, quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs.

Loans
The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to equal carrying value.
       Debt securities classified as loans, by definition, do not include securities with quoted prices in active markets. As quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs.
    The fair value of loans carried at fair value, which includes trading loans and loans designated as trading under the fair value option, is determined using broker quotes where available. Where broker quotes are not available or reliable, fair value is determined using valuation techniques which maximize the use of observable market inputs.

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.
The fair value of OTC derivatives is estimated using well established models, but is recorded net of valuation adjustments, which recognize the need to address input parameter, liquidity, and credit risks not appropriately captured by the valuation models. If there is uncertainty in the assumptions used to build a model, or if the models used are complex, a valuation adjustment to reflect model uncertainty is also recorded. If the model includes inputs that are not observable in the market, and those inputs are significant to the valuation, the derivative is initially valued at transaction price which is considered the best estimate of fair value. Any difference between the transaction price and the value determined by the valuation model at initial recognition is recognized into income as non-observable inputs become observable.
In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment after adjusting for the value of collateral.
For non-trading derivatives, fair value is determined on the same basis as for trading derivatives.

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.
For deposits with no defined maturities, the Bank considers fair value to equal carrying value which is equivalent to the amount payable on the balance sheet date.
For trading deposits, fair value is determined using valuation techniques which maximize the use of observable market inputs.

Subordinated Notes and Debentures
The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.
The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities
(millions of Canadian dollars)	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and due from banks	$2,414	$2,414	$2,517	$2,517
Interest-bearing deposits with banks	19,103	19,103	15,429	15,429
Trading securities1
Government and government-related securities	$21,023	$21,023	$20,993	$20,993
Other debt securities	9,331	9,331	15,281	15,281
Equity securities	22,627	22,627	22,697	22,697
Retained interests	1,339	1,339	526	526
Total trading securities	$54,320	$54,320	$59,497	$59,497
Available-for-sale securities
Government and government-related securities	$47,953	$47,953	$44,579	$44,579
Other debt securities	29,010	29,010	19,886	19,886
Equity securities3	1,915	2,144	3,301	3,587
Debt securities reclassified from trading4	5,963	5,963	7,355	7,355
Total available-for-sale securities	$84,841	$85,070	$75,121	$75,407
Held-to-maturity securities2
Government and government-related securities	$9,024	$9,244	$6,622	$6,675
Other debt securities	638	653	2,885	2,887
Total held-to-maturity securities	$9,662	$9,897	$9,507	$9,562
Securities purchased under reverse repurchase agreements	$32,948	$32,948	$42,425	$42,425
Loans1,2	253,128	253,448	219,624	218,308
Customers’ liability under acceptances	9,946	9,946	11,040	11,040
Derivatives	49,445	49,445	83,548	83,548
Other assets	9,503	9,503	12,800	12,800

FINANCIAL LIABILITIES
Deposits	$355,615	$358,696	$331,000	$333,080
Trading deposits	35,419	35,419	44,694	44,694
Acceptances	9,946	9,946	11,040	11,040
Obligations related to securities sold short	17,641	17,641	18,518	18,518
Obligations related to securities sold under repurchase agreements	16,472	16,472	18,654	18,654
Derivatives	48,152	48,152	74,473	74,473
Other liabilities	14,717	14,717	14,085	14,085
Subordinated notes and debentures	12,383	13,087	12,436	11,609
Liability for preferred shares and capital trust securities	1,445	1,484	1,444	1,472
1    Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.
2    As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, and certain loans are classified as trading loans, as described in Note 1a).
3    As at October 31, 2009, equity securities in the available-for-sale portfolio with a carrying value of $2,242 million (2008 – $1,504 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,471 million (2008 – $1,790 million) and is included in the table above.
4    Includes fair value of government and government-insured securities as at October 31, 2009, of $38 million (2008 – $41 million) and other debt securities of $5,925 million (2008 – $7,314 million).

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and inputs, consistent application of valuation models over a period of time, and the controls and processes over the valuation process. The valuations are also validated by past experience and through the actual cash settlement of contracts.

CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests and certain derivative contracts.

The following table presents as at October 31, 2009, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value:

Financial Assets and Liabilities Measured at Fair Value by Valuation Methodology
	2009
(millions of Canadian dollars)	Level 1	Level 2	Level 3	Total fair value
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$4,426	$5,580	$15	$10,021
Provinces	-	2,605	4	2,609
U.S. Federal, state, municipal governments, and agencies debt	542	4,509	39	5,090
Other OECD government guaranteed debt	-	2,010	4	2,014
Mortgage-backed securities
Residential	-	1,289	-	1,289
Other debt securities
Canadian issuers	34	2,439	48	2,521
Other issuers	-	6,498	312	6,810
Equity securities
Preferred shares	33	-	-	33
Common shares	21,818	775	1	22,594
Retained interests	-	-	1,339	1,339
Total trading securities	$26,853	$25,705	$1,762	$54,320
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,679	$202	$-	$10,881
Provinces	-	380	-	380
U.S. Federal, state, municipal governments, and agencies debt	6	6,166	-	6,172
Other OECD government guaranteed debt	447	10,363	-	10,810
Mortgage-backed securities
Residential	-	19,145	-	19,145
Other debt securities
Asset-backed securities	97	11,963	-	12,060
Corporate and other debt	1,045	15,875	-	16,920
Equity securities
Preferred shares	111	-	-	111
Common shares	89	68	-	157
Debt securities reclassified from trading2	-	5,795	168	5,963
Total available-for-sale securities	$12,474	$69,957	$168	$82,599
Loans1	$-	$328	$22	$350
Derivatives	895	47,399	1,151	49,445

FINANCIAL LIABILITIES
Trading deposits	$-	$34,479	$940	$35,419
Obligations related to securities sold short	6,741	10,892	8	17,641
Derivatives	885	45,585	1,682	48,152
1    Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.
2    Includes fair value of government and government-insured securities as at October 31, 2009 of $38 million and other debt securities as at October 31, 2009 of $5,925 million.

There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2009.

The following table presents reconciliation for all assets and liabilities measured at fair value using significant non-observable inputs (level 3) for the year ended October 31, 2009.

Level 3 Reconciliation for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)		Total realized and unrealized gains (losses)		Movements			Transfers
	Fair value as at Nov. 1, 2008	Included in income1	Included in OCI	Purchases	Issuances	Other2	Into Level3	Out of Level3	Fair value as at Oct. 31, 2009	Change in unrealized gains (losses) on instruments still held3
FINANCIAL ASSETS
Trading securities
Government and government-related securities
Canadian government debt
Federal	$26	$1	$-	$1	$-	$(21)	$8	$-	$15	$-
Provinces	59	6	-	139	-	(254)	57	(3)	4	-
U.S. Federal, state, municipal governments, and agencies debt	46	1	-	3	-	(57)	46	-	39	(5)
Other OECD government guaranteed debt	381	16	-	118	-	(446)	40	(105)	4	-
Other debt securities
Canadian issuers	375	(6)	-	36	-	(103)	52	(306)	48	(1)
Other issuers	711	76	-	216	-	(615)	387	(463)	312	34
Equity securities
Common shares	-	-	-	78	-	(77)	-	-	1	-
Retained interests	523	(9)	-	-	1,262	(437)	-	-	1,339	(41)
Total trading securities	$2,121	$85	$-	$591	$1,262	$(2,010)	$590	$(877)	$1,762	$(13)
Available-for-sale securities
Government and government-related securities
U.S. Federal, state, municipal governments, and agencies debt	$10	$-	$-	$-	$-	$(10)	$-	$-	$-	$-
Debt securities reclassified from trading	-	10	(3)	-	-	(30)	197	(6)	168	(17)
Total available-for-sale securities4	$10	$10	$(3)	$-	$-	$(40)	$197	$(6)	$168	$(17)
Loans5	$51	$2	$-	$-	$-	$(73)	$54	$(12)	$22	$(5)

FINANCIAL LIABILITIES
Trading deposits	$583	$44	$-	$-	$574	$(300)	$39	$-	$940	$60
Obligations related to securities sold short	268	-	-	(26)	-	(173)	-	(61)	8	-
Derivatives6	(431)	(148)	-	(129)	353	614	270	2	531	96
1     Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.
2     Consists of sales and settlements.
3     Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4     As at October 31, 2008, the Level 3 available-for-sale assets included $8,435 million of non-agency collateralized mortgage obligation debt securities. As a result of the 2009 Amendments to CICA Handbook Section 3855, the  aforementioned available-for-sale securities were reclassified to loans on November 1, 2008, as described in Note 1a), and accordingly are not included in the November 1, 2008 opening balances.
5     Includes trading loans.
6     Consists of derivative assets of $1,151 million and derivative liabilities of $1,682 million, both of which are measured using level 3 inputs, as at October 31, 2009, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occurred mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument which was previously determined using valuation techniques with significant observable market inputs is now determined using valuation techniques with significant non-observable market inputs.

The following table demonstrates, the potential effect of using reasonable possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2009, that are classified as Level 3 in the fair value hierarchy. In calculating these ranges, the Bank considered the effects of changes to certain non-observable inputs such as correlation and recovery rates.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		2009
	Impact to net assets
	Decrease in fair value	Increase in fair value
Financial Assets and Liabilities
Trading securities for trading	$52	$54
Available-for-sale securities	3	3
Loans	2	2
Derivative assets	39	46
Trading deposits	5	5
Derivative liabilities	58	51
Total	$159	$161

As at October 31, 2008, the potential effect of using reasonable possible alternative assumptions for valuing the Level 3 financial instruments ranged from a reduction in the fair value by $556 million to an increase in the fair value by $554 million (before changes in valuation adjustments). The prior year ranges were calculated based on Level 3 balances which included non-agency collateralized mortgage obligation debt securities as reported prior to the Amendments to CICA Handbook Section 3855, as described in Note 1a).

A Level 3 financial asset or liability is first recognized at its transaction price. The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs used to value these instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs.

(millions of Canadian dollars)	2009	2008	1
Balance at beginning of year	$33	$34
New transactions	4	6
Recognized in the Consolidated Statement of Income during the period	(18)	(7)
Balance at end of year	$19	$33
1     Excludes valuation adjustments related to model and input parameter uncertainty of $48 million which are reflected in the fair value of the underlying instruments as determined by valuation techniques.

NOTE 31 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

Interest Rate Risk
(billions of Canadian dollars, except as noted)								2009
	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non- interest sensitive	Total
Assets
Cash resources and other	$1.0	$19.0	$0.1	$20.1	$–	$–	$1.4	$21.5
Effective yield		0.2%	1.4%		–%	–%
Trading securities	$0.2	$7.8	$5.7	$13.7	$9.0	$8.9	$22.7	$54.3
Effective yield		1.0%	0.8%		2.9%	2.6%
Available-for-sale	$0.1	$44.7	$9.1	$53.9	$25.8	$4.2	$0.9	$84.8
Effective yield		0.5%	1.6%		2.8%	6.1%
Held-to-maturity	$–	$0.9	$2.0	$2.9	$6.8	$–	$–	$9.7
Effective yield		2.4%	3.4%		4.0%	–%
Securities purchased under reverse repurchase agreements	$5.8	$18.8	$2.3	$26.9	$2.3	$2.0	$1.8	$33.0
Effective yield		0.5%	0.5%		1.8%	5.5%
Loans1	$7.0	$140.3	$20.7	$168.0	$62.6	$16.1	$6.4	$253.1
Effective yield		4.6%	5.2%		5.3%	5.6%
Other	$59.5	$–	$–	$59.5	$–	$–	$41.3	$100.8
Total assets	$73.6	$231.5	$39.9	$345.0	$106.5	$31.2	$74.5	$557.2
Liabilities and shareholders’ equity
Trading deposits	$–	$18.3	$15.7	$34.0	$0.1	$0.3	$1.0	$35.4
Effective yield		0.8%	0.4%		1.5%	5.4%
Other deposits	$126.5	$36.7	$28.9	$192.1	$52.9	$5.5	$105.1	$355.6
Effective yield		1.3%	2.3%		3.0%	6.4%
Obligations related to securities sold short	$17.6	$–	$–	$17.6	$–	$–	$–	$17.6
Obligations related to securities sold under repurchase agreements	$0.1	$14.1	$1.6	$15.8	$–	$–	$0.7	$16.5
Effective yield		0.3%	0.4%		–%	–%
Subordinated notes and debentures	$–	$0.1	$–	$0.1	$0.6	$11.7	$–	$12.4
Effective yield		0.2%	–%		8.0%	5.3%
Other	$58.1	$–	$0.9	$59.0	$0.6	$–	$21.4	$81.0
Shareholders’ equity	$–	$–	$–	$–	$3.4	$–	$35.3	$38.7
Total liabilities and shareholders’ equity	$202.3	$69.2	$47.1	$318.6	$57.6	$17.5	$163.5	$557.2
Net position	$(128.7)	$162.3	$(7.2)	$26.4	$48.9	$13.7	$(89.0)	$–
1    As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

Interest Rate Risk by Currency
(billions of Canadian dollars)
2009	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non- interest sensitive	Total
Canadian currency	$(82.0)	$109.9	$5.7	$33.6	$10.3	$(4.1)	$(69.3)	$(29.5)
Foreign currency	(46.7)	52.4	(12.9)	(7.2)	38.6	17.8	(19.7)	29.5
Net position	$(128.7)	$162.3	$(7.2)	$26.4	$48.9	$13.7	$(89.0)	$-

2008
Total assets	$105.8	$193.6	$45.0	$344.4	$102.5	$30.0	$86.3	$563.2
Total liabilities and shareholders’ equity	185.9	125.6	54.8	366.3	44.5	15.7	136.7	563.2
Net position	$(80.1)	$68.0	$(9.8)	$(21.9)	$58.0	$14.3	$(50.4)	$-

NOTE 32 CONTINGENT LIABILITIES, COMMITMENTS, PLEDGED ASSETS, COLLATERAL AND GUARANTEES

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS

Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 6.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)	2009	2008
Financial and performance standby letters of credit	$13,311	$11,882
Documentary and commercial letters of credit	354	483
Commitments to extend credit1
Original term to maturity of one year or less	25,197	32,706
Original term to maturity of more than one year	36,182	35,664
Total	$75,044	$80,735
1    Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

In addition, the Bank is committed to fund $459 million of private equity investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $569 million for 2010; $530 million for 2011; $483 million for 2012; $456 million for 2013; $384 million for 2014; and $1,784 million for 2015 and thereafter.
Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $20 million for 2010; $31 million for 2011; $6 million for 2012; $7 million for 2013; $7 million for 2014; and $15 million for 2015 and thereafter.
The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, for the year ended October 31, 2009 was $844 million (2008 - $679 million; 2007 - $582 million).

Pledged Assets, Repurchase Agreements and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2009, securities and other assets with a carrying value of $31 billion (2008 - $41 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2009, assets with a carrying value of $8 billion (2008 - $9 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2009 amounted to $13 billion (2008 - $10 billion).
In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2009, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $23.2 billion (2008 - $24.6 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.3 billion as at October 31, 2009 (2008 - $7.4 billion).

GUARANTEES

Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value with no subsequent remeasurement of fair value unless they qualify as derivatives, in which case, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Recourse
In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. A repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets. Generally, the term of these repurchase obligations do not exceed five years.

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 16 years.

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2009 is $123 billion (2008 - $109 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.
The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)	2009	2008
Financial and performance standby letters of credit	$12,999	$11,627
Assets sold with recourse	870	507
Credit enhancements and other	312	254
Total	$14,181	$12,388

NOTE 33 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

	Loans and customers’ liability under acceptances1		Credit instruments2,3		Derivative financial instruments4,5
(millions of Canadian dollars, except as noted)	2009	2008	2009	2008	2009	2008
Canada	71%	73%	62%	64%	34%	24%
United States	23	25	32	27	21	23
United Kingdom	1	1	2	1	12	14
Europe - other	-	-	2	4	26	34
Other international	1	1	2	4	7	5
Debt securities classified as loans	4	-	-	-	-	-
Total	100%	100%	100%	100%	100%	100%
	$263,074	$230,664	$75,044	$80,735	$48,542	$81,885
1     Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2009 was: Real estate 10% (2008 – 11%).
2     As at October 31, 2009, the Bank had commitments and contingent liability contracts in the amount of $75,044 million (2008 – $80,735 million). Included are commitments to extend credit totalling $61,379 million (2008 – $68,370 million), of which the credit risk is dispersed as detailed in the table above.
3     Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2009: Financial institutions 23% (2008 – 39%); real estate residential 9% (2008 – 6%); oil and gas 10% (2008 – 8%); government and public sector 7% (2008 – 2%); power and utilities 6% (2008 – 5%); automotive 5% (2008 – 3%); and other 8% (2008 – 6%).
4     As at October 31, 2009, the current replacement cost of derivative financial instruments amounted to $48,542 million (2008 – $81,885 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.
5     The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 83% of the total (2008 – 92%). The second largest concentration was with governments, which accounted for 9% of the total (2008 – 3%). No other industry segment exceeded 5% of the total.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)	2009	2008
Cash and due from banks	$1,337	$1,543
Interest-bearing deposits with banks	19,103	15,429
Securities1
Trading
Government and government-insured securities	21,023	20,993
Other debt securities	9,331	15,281
Retained Interest	1,339	526
Available-for-sale2
Government and government-insured securities	47,953	44,579
Other debt securities	34,973	27,241
Held-to-maturity2
Government and government-insured securities	9,024	6,622
Other debt securities	638	2,885
Securities purchased under reverse repurchase agreements	32,948	42,425
Loans
Residential mortgages	65,613	57,563
Consumer instalment and other personal loans	93,867	79,217
Credit card loans	7,853	7,115
Business and government loans	74,971	75,729
Debt securities classified as loans2	10,824	-
Customers’ liability under acceptances	9,946	11,040
Derivatives3	84,000	123,601
Other assets	9,439	12,758
Total assets	534,182	544,547
Credit instruments4	75,044	80,735
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	112,354	109,986
Total credit exposure	$721,580	$735,268
1     Excludes equity securities.
2     As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).
3     The gross maximum credit exposure for derivatives is based on the credit equivalent amount. See Note 8.
4     The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 32.

Credit Quality of Financial Assets
The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the Standardized approach to credit risk. Under the Standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to our U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk - Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)	2009
	0%	20%	35%	50%	75%	100%	150%	Total
Loans
Residential mortgages	$91	$–	$5,964	$–	$1,266	$159	$3	$7,483
Consumer instalment and other personal	–	–	2,243	–	15,168	26	51	17,488
Credit card	–	–	–	–	820	–	23	843
Business and government	415	735	–	1	1,620	33,508	856	37,135
Debt securities classified as loans1	–	167	–	–	–	86	–	253
Total loans	506	902	8,207	1	18,874	33,779	933	63,202
Securities – held-to-maturity
Securities purchased under reverse repurchase agreement	–	2,164	–	–	–	–	–	2,164
Customers' liability under acceptances	–		–	–	–	7	–	7
Other assets2	1,902	1,708	–	2	–	–	–	3,612
Total assets	2,408	4,774	8,207	3	18,874	33,786	933	68,985
Off-balance sheet credit instruments	5	1,626	–	–	295	8,929	–	10,855
Total	$2,413	$6,400	$8,207	$3	$19,169	$42,715	$933	$79,840
	2008
Loans
Residential mortgages	$48	$–	$3,539	$–	$1,193	$36	$1	$4,817
Consumer instalment and other personal	19	–	2,510	–	13,632	4	20	16,185
Credit card	–	–	–	–	727	–	12	739
Business and government	391	488	–	–	960	33,758	170	35,767
Total loans	458	488	6,049	–	16,512	33,798	203	57,508
Securities – held-to-maturity	–	–	–	–	–	33	–	33
Securities purchased under reverse repurchase agreement	4,801	958	–	–	–	–	–	5,759
Customers' liability under acceptances	–	–	–	–	–	6	–	6
Other assets2	43	1,201	–	–	–	–	–	1,244
Total assets	5,302	2,647	6,049	–	16,512	33,837	203	64,550
Off-balance sheet credit instruments	28	107	11	–	294	8,474	–	8,914
Total	$5,330	$2,754	$6,060	$–	$16,806	$42,311	$203	$73,464
1    As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).
2    Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk - Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating1
(millions of Canadian dollars)	2009
	Investment grade	Non-investment grade	Watch and classified	Impaired/ defaulted	Total
Loans
Residential mortgages	$38,681	$-	$-	$-	$38,681
Consumer instalment and other personal	31,951	235	-	-	32,186
Business and government	16,389	15,675	924	365	33,353
Debt securities classified as loans1	9,057	683	733	199	10,672
Total loans	96,078	16,593	1,657	564	114,892
Securities - held-to-maturity	9,662	-	-	-	9,662
Securities purchased under reverse repurchase agreement	27,094	3,690	-	-	30,784
Customers' liability under acceptances	5,040	4,798	96	5	9,939
Other assets2	15,785	52	4	-	15,841
Total assets	153,659	25,133	1,757	569	181,118
Off-balance sheet credit instruments	42,911	5,091	232	29	48,263
Total	$196,570	$30,224	$1,989	$598	$229,381
					2008
Loans
Residential mortgages	$42,767	$1,937	$13	$5	$44,722
Consumer instalment and other personal	22,939	320	-	-	23,259
Business and government	13,790	14,850	745	229	29,614
Total loans	79,496	17,107	758	234	97,595
Securities - held-to-maturity	8,904	360	-	-	9,264
Securities purchased under reverse repurchase agreement	32,487	4,179	-	-	36,666
Customers' liability under acceptances	6,106	4,738	190	-	11,034
Other assets2	13,138	186	-	25	13,349
Total assets	140,131	26,570	948	259	167,908
Off-balance sheet credit instruments	50,153	8,683	151	27	59,014
Total	$190,284	$35,253	$1,099	$286	$226,922
1     As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).
2     Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating1
(millions of Canadian dollars)	2009
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages	$6,586	$7,434	$4,257	$1,106	$118	$19,501
Consumer instalment and other personal	5,976	20,443	14,442	3,626	196	44,683
Credit card	655	1,831	2,554	2,198	71	7,309
Business and government	184	1,791	2,037	1,371	95	5,478
Total loans	13,401	31,499	23,290	8,301	480	76,971
Total assets	13,401	31,499	23,290	8,301	480	76,971
Off-balance sheet credit instruments	16,960	15,836	6,197	1,410	6	40,409
Total	$30,361	$47,335	$29,487	$9,711	$486	$117,380
						2008
Loans
Residential mortgages	$4,202	$6,177	$2,703	$332	$50	$13,464
Consumer instalment and other personal	7,348	20,263	9,219	3,170	166	40,166
Credit card	637	1,797	2,303	1,855	56	6,648
Business and government	137	1,586	2,096	1,364	86	5,269
Total loans	12,324	29,823	16,321	6,721	358	65,547
Total assets	12,324	29,823	16,321	6,721	358	65,547
Off-balance sheet credit instruments	19,796	15,762	5,902	1,586	6	43,052
Total	$32,120	$45,585	$22,223	$8,307	$364	$108,599
1
Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated as trading under the fair value option, which are carried at fair value on the Consolidated Balance Sheet.

NOTE 34 SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking including TD Bank, America’s Most Convenient Bank, and Wholesale Banking.
Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations and provides financial products and services to personal, small business, insurance, and commercial customers. Wealth Management provides investment products and services to institutional and retail investors and includes the Bank’s equity investment in TD Ameritrade. U.S. Personal and Commercial Banking provides commercial banking, insurance agency, wealth management, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes activities from the effects of asset securitization programs, treasury management, general provision for credit losses, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax benefits, and residual unallocated revenue and expenses.
Results of each business segment reflect revenue, expenses, and assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
As noted in Note 5, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and impairment related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.
The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.
As discussed in Note 2, the Bank reclassified certain debt securities from trading to available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment.

Results by Business Segment
(millions of Canadian dollars)
2009	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking1,2	Wholesale Banking	Corporate	Total
Net interest income	$6,348	$270	$3,607	$2,488	$(1,387)	$11,326
Non-interest income	3,101	1,935	1,117	733	(352)	6,534
Provision for credit losses	1,155	-	948	164	213	2,480
Non-interest expenses	4,725	1,701	3,213	1,417	1,155	12,211
Income before income taxes	3,569	504	563	1,640	(3,107)	3,169
Provision for (recovery of) income taxes	1,097	159	(70)	503	(1,448)	241
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	111	111
Equity in net income of an associated company, net of income taxes	-	252	-	-	51	303
Net income (loss)	$2,472	$597	$633	$1,137	$(1,719)	$3,120
Total assets
Balance sheet	$183,236	$20,592	$153,820	$164,939	$34,632	$557,219
Securitized	57,659	-	-	4,057	(13,740)	47,976
2008
Net interest income	$5,790	$347	$2,144	$1,318	$(1,067)	$8,532
Non-interest income	3,036	1,981	853	(68)	335	6,137
Provision for (reversal of) credit losses	766	-	226	106	(35)	1,063
Non-interest expenses	4,522	1,615	1,791	1,199	375	9,502
Income before income taxes	3,538	713	980	(55)	(1,072)	4,104
Provision for (recovery of) income taxes	1,114	233	258	(120)	(948)	537
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	43	43
Equity in net income of an associated company, net of income taxes	-	289	-	-	20	309
Net income (loss)	$2,424	$769	$722	$65	$(147)	$3,833
Total assets
Balance sheet	$172,389	$15,399	$126,996	$215,013	$33,417	$563,214
Securitized	42,817	-	-	3,022	(13,259)	32,580
2007
Net interest income	$5,401	$318	$1,365	$875	$(1,035)	$6,924
Other income	2,848	1,995	583	1,619	312	7,357
Provision for (reversal of) credit losses	608	-	120	48	(131)	645
Non-interest expenses	4,256	1,551	1,221	1,261	686	8,975
Income before income taxes	3,385	762	607	1,185	(1,278)	4,661
Provision for (recovery of) income taxes	1,132	261	196	361	(1,097)	853
Non-controlling interests in subsidiaries, net of income taxes	-	-	91	-	4	95
Equity in net income of an associated company, net of income taxes	-	261	-	-	23	284
Net income (loss)	$2,253	$762	$320	$824	$(162)	$3,997
Total assets
Balance sheet	$152,100	$14,900	$58,800	$177,200	$19,124	$422,124
Securitized	44,608	-	-	-	(16,292)	28,316
1    Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce. For details, see Note 7.
2    As explained in Note 1, effective the second quarter ended April 30, 2009, as a result of the alignment of reporting period of U.S. entities, TD Bank, N.A., which includes TD Banknorth and Commerce, is consolidated using the same period as the Bank.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)
2009	Total revenue	Income before income taxes	Net income	Goodwill	Total assets
Canada	$12,154	$2,938	$2,256	$1,529	$329,454
United States	3,906	(1,265)	(541)	13,432	177,593
Other international	1,800	1,496	1,405	54	50,172
Total	$17,860	$3,169	$3,120	$15,015	$557,219
2008
Canada	$10,770	$3,186	$2,486	$1,529	$352,418
United States	2,925	216	487	13,265	154,418
Other international	974	702	860	48	56,378
Total	$14,669	$4,104	$3,833	$14,842	$563,214
2007
Canada	$10,619	$2,992	$2,314	$1,529	$275,931
United States	2,370	648	710	6,340	79,951
Other international	1,292	1,021	973	49	66,242
Total	$14,281	$4,661	$3,997	$7,918	$422,124

NOTE 35 RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	2009	2008
Personal loans, including mortgages	$9	$11
Business loans	175	110
Total	$184	$121

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 24 for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated four of 11 members of TD Ameritrade’s Board of Directors and has the ability to designate a 12th director. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement
The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. The Bank paid fees of $653.7 million in 2009 (2008 - $657.0 million; 2007 - $592.3 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average balance of deposits during the period with a portion of the fee tied to the actual yield earned by the Bank on the investments, with the balance based on an agreed rate of return.
As at October 31, 2009, amounts receivable from TD Ameritrade were $39.8 million (2008 - $225.1 million). As at October 31, 2009, amounts payable to TD Ameritrade were $73.8 million (2008 - $115.3 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $134.7 million (2008 - $164.0 million; 2007 - $128.7 million) for these services. As at October 31, 2009, the amount payable to Symcor was $12.3 million (2008 - $38.4 million).

NOTE 36 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A, relating to credit, market and liquidity risks are an integral part of the 2009 Consolidated Financial Statements.